Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RENT-A-CENTER, INC.,

VISION ACQUISITION CORP.

AND

RENT-WAY, INC.

DATED AS OF AUGUST 7, 2006

i

ii

Exhibit A – Form of Voting Agreement

Exhibit B – Form of Articles of Incorporation of the Surviving Corporation

Exhibit C – Form of Bylaws of the Surviving Corporation

Exhibit D – Form of Amendments

Exhibit E – Company Personnel for “Knowledge” Definition

iii

INDEX OF DEFINED TERMS

Page
1992 Stock Option Plan	10
1995 Stock Option Plan	10
1999 Stock Option Plan	10
2004 Stock Option Plan	10
2006 Equity Plan	10
affiliate	52
Affiliate Transaction	30
Agreement	1
Amendments	44
Antitrust Laws	52
Articles of Incorporation	52
Articles of Merger	2
Business Day	52
By-Laws	52
Certificates	4
Cleanup	52
Closing	7
Closing Date	7
Code	6
Common Stock Merger Consideration	3
Company	1
Company Acquisition	53
Company Acquisition Proposal	53
Company Board	1
Company Board Recommendation	37
Company Common Stock	3
Company Disclosure Schedule	9
Company Material Adverse Effect	9
Company Material Contracts	26
Company Preferred Stock	53
Company SEC Reports	13
Company Shareholder Approval	30
Company Shareholders’ Meeting	30
Company Superior Proposal	54
Company Termination Fee	49
Company’s knowledge	57
Confidentiality Agreement	54
Contemplated Transactions	12

Continuing Employees	44
control	54
controlled by	54
Copyrights	56
Credit Agreement	55
Detriment	55
DOJ	55
Effective Time	2
Employee Plans	19
Employees	55
Environmental Claim	55
Environmental Laws	55
ERISA	19
ERISA Affiliate	19
Exchange Act	8
Exchange Agent	4
Exchange Fund	4
Existing Policy	43
Expenses	56
Filed Company SEC Reports	13
Financing	9
FTC	56
GAAP	56
Governmental Entity	9
Hazardous Materials	56
HSR Act	8
Indemnified Parties	42
Insignificant Subsidiaries	56
Intellectual Property Rights	56
Interim Financial Statements	15
knowledge of the Company	57
Laws	57
Leased Real Property	57
Lien	8
Major Shareholders	1
Measurement Revenue	56
Merger	1
Merger Consideration	4
Merger Sub	1
Merger Sub Common Stock	3
Off-Balance Sheet Arrangements	14

Options	6
Owned Real Property	25
Parent	1
Parent Disclosure Schedule	7
Patents	56
PBCL	1
Permits	21
Permitted Liens	57
Person	58
Preferred Stock Merger Consideration	4
Proceedings	18
Proxy Statement	35
Real Property Leases	58
Release	58
Required Approvals	40
Rental Purchase Agreements	18
Representatives	39
Sarbanes-Oxley	13
SEC	58
Securities Act	8
Senior Notes	7
Significant Subsidiaries	59
Software	56
Stock Plans	6
Subsidiary	59
Surviving Corporation	2
Takeover Statute	30
Tax Return	59
Taxes	59
Termination Date	47
Trademarks	56
Treasury Regulations	59
under common control with	54
Voting Agreement	1

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of August 7, 2006 (this “Agreement”), by and among RENT-A-CENTER, INC., a Delaware corporation (“Parent”), VISION ACQUISITION CORP., a Pennsylvania corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and RENT-WAY, INC., a Pennsylvania corporation (the “Company”).

W I T N E S S E T H:

        WHEREAS, the Board of Directors of Parent, the Board of Directors of Merger Sub and the Board of Directors of the Company, have deemed it in the best interests of Parent, Merger Sub and the Company, respectively, and their respective shareholders that Parent, Merger Sub and the Company consummate the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent (the “Merger”) and the other transactions provided for herein upon the terms and subject to the conditions set forth herein; and

        WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company (the “Major Shareholders”) have entered into a Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Voting Agreement”) pursuant to which each Major Shareholder has, among other things, agreed to vote the Company Common Stock held by such Major Shareholder, the number of shares of which is set forth on the signature page of the Voting Agreement, for the approval of this Agreement; and

        WHEREAS, the Board of Directors of Merger Sub and the Board of Directors of the Company, have unanimously approved this Agreement, the Merger and the transactions contemplated hereby, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”), upon the terms and subject to the conditions set forth herein; and

        WHEREAS, the Board of Directors of the Company (the “Company Board”), has unanimously resolved to recommend to the Company’s shareholders the approval and adoption of this Agreement; and

        WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved and adopted this Agreement; and

        WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

        WHEREAS, terms used but not defined herein shall have the meanings set forth in Section 8.4, unless otherwise noted.

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE MERGER

        SECTION 1.1    The Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement and the PBCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

        SECTION 1.2    Effective Time.  Subject to the provisions of this Agreement, articles of merger satisfying the applicable requirements of the PBCL (the “Articles of Merger”) shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing filed with the Secretary of the Commonwealth of Pennsylvania.  The Merger shall become effective upon the date and time of the filing of the Articles of Merger with the Secretary of the Commonwealth of Pennsylvania or such other date and time as Parent and the Company may mutually agree and include in the Articles of Merger (the “Effective Time”).

        SECTION 1.3    Effects of the Merger.  At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the PBCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        SECTION 1.4    Subsequent Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

        SECTION 1.5    Articles of Incorporation; By-Laws; Directors and Officers.

                (a)    At the Effective Time, the Articles of Incorporation of the Company shall be amended and restated to read in their entirety substantially as set forth in Exhibit B attached hereto, and, as so amended and restated shall be the Articles of Incorporation of the Surviving

Corporation until thereafter amended in accordance with the PBCL and as provided in such Articles of Incorporation; provided, however, that any such amendment shall not amend the Articles of Incorporation in a manner prohibited by or inconsistent with Section 5.8.

                (b)    At the Effective Time, the By-Laws of the Company shall be amended and restated to read in their entirety substantially as set forth in Exhibit C attached hereto, and, as so amended and restated shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with PBCL and as provided in such By-Laws; provided, however, that any such amendment shall not amend the By-Laws in a manner prohibited by or inconsistent with Section 5.8.

                (c)    Unless otherwise determined by Parent prior to the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation’s Articles of Incorporation and By-Laws, or as otherwise provided by applicable law.

        SECTION 1.6    Conversion of Securities; Redemption of Securities.

                (a)    Conversion of Stock.  The manner and basis of converting the shares of Common Stock, no par value, of the Company (the “Company Common Stock”) shall be as set forth in this Section 1.6(a).

                        (i)    Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be cancelled in accordance with Section 1.6(a)(iii)) shall be converted into the right to receive from the Surviving Corporation, and become exchangeable for, an amount in cash equal to $10.65 per share of Company Common Stock, without interest, (collectively the “Common Stock Merger Consideration”).  As of the Effective Time, all shares of Company Common Stock upon which the Common Stock Merger Consideration is payable pursuant to this Section 1.6(a)(i) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration.

                        (ii)    Merger Sub Common Stock.  At the Effective Time and without any action on the part of Parent as the sole shareholder of Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

                        (iii)    Cancellation of Treasury Stock and Parent and Merger Sub-Owned Company Common Stock.  All shares of Company Common Stock that are owned by or held in the treasury of the Company or any direct or indirect Subsidiary of the Company and any shares of Company Common Stock owned by Parent, Merger Sub or any subsidiary of Parent or Merger

Sub shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

                (b)    Redemption of Company Preferred Stock.  On August 8, 2006, concurrently with the public disclosure of the proposed Merger, the Company will provide to all holders of the Company Preferred Stock a Notice of Company Change of Control Redemption, as defined in the Articles of Incorporation, and in compliance with the requirements set forth in the Articles of Incorporation.  At the Effective Time, any outstanding Company Preferred Stock will be redeemed by the Company pursuant to its terms, and as set forth in the Articles of Incorporation, and the Surviving Corporation shall pay to the holders of any outstanding Company Preferred Stock, on behalf of the Company, the Change of Control Redemption Price, as defined, and set forth in the Articles of Incorporation (the “Preferred Stock Merger Consideration” and together with Common Stock Merger Consideration the “Merger Consideration”).

        SECTION 1.7    Exchange of Certificates.

                (a)    Exchange Agent.  Prior to the Effective Time, Parent shall deposit or shall cause to be deposited with a bank or trust company designated by Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock that have been converted into the right to receive, and become exchangeable for, the Common Stock Merger Consideration pursuant to Section 1.6(a)(i), for exchange in accordance with this Article I through the Exchange Agent, an amount equal to the aggregate Common Stock Merger Consideration (such consideration being hereinafter referred to as the “Exchange Fund”).  The Exchange Agent shall, pursuant to irrevocable instructions of the Surviving Corporation, and in accordance with the provisions of Section 1.7(b) make payments of the Common Stock Merger Consideration out of the Exchange Fund.  The Exchange Fund shall not be used for any other purpose.

                (b)    Exchange Procedure for Certificates.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) that were converted into the right to receive the Common Stock Merger Consideration pursuant to Section 1.6(a)(i):  (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as the Surviving Corporation may reasonably specify); and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Common Stock Merger Consideration.  Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Common Stock Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 1.6(a)(i), and the Certificate so surrendered shall forthwith be cancelled.  The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  In the event of a transfer of ownership of such Company Common Stock which is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.  Until surrendered as contemplated by this Section 1.7(b), each Certificate (other than a Certificate representing shares of Company Common Stock cancelled in accordance with Section 1.6(a)(iii)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Stock Merger Consideration, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 1.6(a)(i).  No interest will be paid or will accrue on the consideration payable upon the surrender of any Certificate.

                (c)    No Further Ownership Rights in Company Common Stock.  At the Effective Time (i) all holders of Certificates that were outstanding prior to the Effective Time shall cease to have any rights as shareholders of the Company other than the right to receive the Common Stock Merger Consideration and (ii) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, the Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I, except as otherwise provided by applicable Law.  The Common Stock Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates.

                (d)    Termination of the Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for 180 days after the Effective Time shall be delivered to the Surviving Corporation and any holders of the Certificates who have not theretofore complied with this Article I shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of their claim for the Common Stock Merger Consideration.  All rights of any former holder of Company Common Stock to receive the Common Stock Merger Consideration hereunder shall, to the extent such Common Stock Merger Consideration remains unclaimed, terminate on the date that is six months prior to the date on which such unclaimed Common Stock Merger Consideration would otherwise become payable to a public official pursuant to any applicable abandoned property, escheat or similar Law.

                (e)    No Liability.  None of the Company, Merger Sub, Parent, the Surviving Corporation or the Exchange Agent, or any of their respective employees, officers, directors, stockholders, agents or affiliates, shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

                (f)    Investment of the Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis.  Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Common Stock Merger Consideration as contemplated hereby, the Surviving Corporation shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

                (g)    Withholding Rights.  The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law.  To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

                (h)    Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Common Stock Merger Consideration payable pursuant to this Agreement in respect of the shares of Company Common Stock represented by such Certificate.

        SECTION 1.8    Stock Plans. The Company Board (or, if appropriate, any committee thereof administering any of the Company’s stock option and stock incentive plans listed in Section 3.2 of the Company Disclosure Schedule, each as amended (collectively, the “Stock Plans”)) shall adopt such resolutions or take such other actions as may be required to effect the following:

                (a)    Prior to the Effective Time, the Company shall take all actions necessary to provide that, at the Effective Time, (x) each then outstanding option granted under any Stock Plan, or granted other than pursuant to such Stock Plans (together, the “Options”), whether or not then exercisable or vested, shall be cancelled in exchange for the right to receive from the Surviving Corporation an amount in cash in respect thereof equal to the product of (i) the excess, if any, of the Common Stock Merger Consideration over the per share exercise price of such Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Option and (y) each then outstanding restricted stock unit granted under any Stock Plan, whether or not then vested, shall be cancelled in exchange for the right to receive from the Surviving Corporation an amount in cash in respect thereof equal to the Common Stock Merger Consideration (such payments to made by the Company through its customary payroll procedures and net of applicable withholding Taxes).

                (b)    Except as provided herein or as otherwise agreed to by the parties, (i) the Company shall cause the Stock Plans to terminate as of the Effective Time and cause the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company or any of its Subsidiaries to terminate and have no further force or effect as of the Effective Time and (ii) the Company shall ensure that following the Effective Time no holder of Options or other awards or any participant in the Stock Plans or anyone other than Parent shall hold or have any right to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

        SECTION 1.9    Senior Secured Notes.  The Company shall cause the principal amount of the Company’s 11 7/8% Senior Notes due 2010 (the “Senior Notes”) to be redeemed upon, and as a condition to Parent’s and Merger Sub’s obligations to consummate, the Merger, at the redemption price set forth in Section 3.7 of the Indenture governing the Senior Notes, plus accrued and unpaid interest, which redemption will be funded by the Surviving Corporation with the proceeds of the Financing (as defined in Section 2.4).

        SECTION 1.10    Time and Place of Closing.  The closing of the Merger (the “Closing”) will be held at the offices of Fulbright & Jaworski, L.L.P., 2200 Ross Avenue, Suite 2800, Dallas, Texas  75201, at 10:00 a.m., local time, on a date to be designated by Parent, which shall be no later than the fifth Business Day following the date that all of the conditions precedent specified in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) have been satisfied or, to the extent permitted by applicable Law, waived by the party or parties permitted to do so, provided that in no event will the date designated by Parent be a date later than the Termination Date (such date being referred to hereinafter as the “Closing Date”).  The Merger and the other transactions contemplated hereby shall be deemed to have become effective at 12:01 a.m. on the Closing Date.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF MERGER SUB AND PARENT

        Merger Sub and Parent jointly and severally hereby represent and warrant to the Company as follows:

        SECTION 2.1    Organization.  Each of Merger Sub and Parent is a corporation, duly organized or formed, validly existing and in good standing under the laws of the jurisdiction in which it is organized or formed and has the requisite corporate power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business in all material respects as it is now being conducted.

        SECTION 2.2    Authority.  Each of Merger Sub and Parent has the requisite corporate power and authority to enter into this Agreement and carry out their respective obligations hereunder and thereunder.  The execution and delivery of this Agreement by each of Merger Sub and Parent and the consummation by each of Merger Sub and Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Merger Sub and Parent and no other corporate proceeding is necessary for the execution and delivery of this Agreement by either Merger Sub or Parent, the performance by each of Merger Sub and Parent of their respective obligations hereunder or thereunder and the consummation by each of Merger Sub and Parent of the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by each of Merger Sub and Parent and constitutes a legal, valid and binding obligation of each of Merger Sub and Parent, enforceable against each of Merger Sub and Parent in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        SECTION 2.3    No Conflict; Required Filings and Consents.

                (a)    The execution and delivery of this Agreement by each of Merger Sub and Parent do not, and the performance of this Agreement by each of Merger Sub and Parent and the consummation of the transactions contemplated hereby will not, (i) subject to the requirements, filings, consents and approvals referred to in Section 2.3(b), conflict with or violate any Law, regulation, court order, judgment or decree applicable to Merger Sub or Parent or by which any of their respective properties are bound or subject, (ii) violate or conflict with the organizational documents of Merger Sub or the organizational documents of Parent or (iii) subject to the requirements, filings, consents and approvals referred to in Section 2.3(b), except as set forth in Section 2.3(a) of the Parent Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a lien, security interest, pledge, claim, charge or encumbrance of any nature whatsoever (“Lien”) on any of the property or assets of Merger Sub or Parent pursuant to, any contract, agreement, indenture, lease or other instrument of any kind, permit, license or franchise to which Merger Sub or Parent is a party or by which either Merger Sub or Parent or any of their respective properties are bound or subject, except, in the case of clause (iii), for such breaches, defaults, rights or Liens which would not materially impair the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby.

                (b)    Except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filing of the Articles of Merger under the PBCL, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any federal, state, provincial, local and foreign government, governmental, quasi-governmental, supranational, regulatory or administrative authority, agency, commission or any court, tribunal, or judicial or arbitral body (each, a “Governmental Entity”) in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for such of the foregoing, including under applicable Laws, as are required by reason of the legal or regulatory status or the activities of the Company or its Subsidiaries or by reason of facts specifically pertaining to any of them.  No waiver, consent, approval or authorization of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with their execution, delivery or performance of this Agreement, except for such of the foregoing as are required by reason of the legal or regulatory status or the activities of the Company or its Subsidiaries or by reason of facts specifically pertaining to any of them.

        SECTION 2.4    Financing Arrangements.  Parent and Merger Sub have or will have available on the Closing Date sufficient funds to enable them to consummate the transactions contemplated hereby (the “Financing”).

        SECTION 2.5    Brokers.  Except for Bear, Stearns & Co. Inc. and except for arrangements post-Closing, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by and on behalf of Merger Sub or Parent.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants on behalf of itself and its Subsidiaries to Merger Sub and Parent as follows:

        SECTION 3.1    Organization and Qualification.  The Company and each of its Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate or limited liability company power and authority necessary to own, possess, license, operate or lease the properties that it purports to own, possess, license, operate or lease and to carry on its business as it is now being conducted.  The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where its business or the character of its properties owned, possessed, licensed, operated or leased, or the nature of its activities, makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not constitute a Company Material Adverse Effect.  For purposes of this Agreement, “Company Material Adverse Effect” means any effect, change, fact, event, occurrence, development or circumstance that, individually or together with any other effect, violation, inaccuracy, change, fact, event, occurrence, development or circumstance, that (A) is, or is reasonably likely to be, materially adverse (financial or otherwise), to the properties, business, operations, financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (B) prohibits, or materially impedes the timely consummation of the Merger; other than: (i) any change in the U.S. securities markets, generally; (ii) any change in accounting requirements or principles required by GAAP or required by any change in applicable Laws; (iii) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the U.S. economy as a whole or the industries or markets in which the Company participates, so long as the changes in this subparagraph (iii) do not affect the Company or any Subsidiary in a disproportionate degree relative to other entities operating in such markets or industries; (iv) any adverse change, effect, event, occurrence, state of facts or development related to any action or inaction by Parent or Merger Sub (including any reduction in revenues, any disruption in supplier, customer, partner or similar relationships or any loss of employees); (v) any adverse change, effect, event, occurrence, state of fact or development resulting from any change in Laws after the date hereof; (vi) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Merger (including any reduction in revenues, any disruption in supplier, customer, partner or similar relationships or any loss of employees); (vii) any adverse change, effect, event, occurrence, state of facts or development attributable or relating to expenses incurred in connection with the transactions contemplated by this Agreement as identified on Section 3.1(vii) of the Company Disclosure Schedule; or (viii) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to the taking of any action as directed by Parent pursuant to Section 5.7.

        SECTION 3.2    Capitalization.

                (a)    The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock, and (ii) 1,000,000 shares of preferred stock, of which 2,000 shares have been designated Company Preferred Stock.  As of the date of this Agreement:  (A) 26,411,768 shares of Company Common Stock were issued and outstanding; (B) 2,000 shares of Company Preferred Stock were issued and outstanding; (C) no shares of Company Common Stock are held by the Company in its treasury; (D) 20,000 shares of Company Common Stock were subject to issued and outstanding Options granted under the Company’s Stock Option Plan of 1992 (the “1992 Stock Option Plan”); (E) 1,372,409 shares of Company Common Stock were subject to issued and outstanding Options granted under the Company’s 1995 Stock Option Plan (the “1995 Stock Option Plan”); (F) 1,108,154 shares of Company Common Stock were subject to issued and outstanding Options granted under the 1999 Stock Option Plan (the “1999 Stock Option Plan”); (G) no shares of Company Common Stock were subject to issued and outstanding Options granted under the 2004 Stock Option Plan (the “2004 Stock Option Plan”); and (H) 2,468,561 shares of Company Common Stock were reserved for issuance under the Company’s 2006 Equity Incentive Plan (the “2006 Equity Plan”), of which 15,000 shares were subject to issued and outstanding equity awards granted under the 2006 Equity Plan.  Set forth on Section 3.2 of the Company Disclosure Schedule is a correct and complete list of each Option, each restricted stock unit and each other equity award, including the holder, date of grant, exercise price, if applicable, vesting schedule and number of shares of Company Common Stock subject thereto.  All Options or other grants were granted under the Stock Plans and not under any other plan, program or agreement (other than any individual award agreements, forms of which have been made available to Parent).  The shares of Company Common Stock issuable pursuant to the Stock Plans have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the Stock Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear from any preemptive or other similar rights.  Since March 31, 2006, the Company has not issued any shares of its capital stock or options in respect thereof, except upon the conversion of the securities or the exercise of the options referred to above.  None of the outstanding equity securities or other securities of the Company or any of its Subsidiaries were issued in violation of the Securities Act or any other Law.  All outstanding shares of Company Common Stock are, and all shares which may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear from any preemptive or other similar rights.

                (b)    Except as disclosed in Section 3.2 of the Company Disclosure Schedule, there are (i) no other options, puts, calls, warrants or other rights, agreements, arrangements,

restrictions, or commitments of any character obligating the Company or any of its Subsidiaries to issue, sell, redeem, repurchase, acquire or exchange any shares of capital stock of or other equity interests in the Company or any securities convertible into or exchangeable for any capital stock or other equity interests, or any debt securities of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) and (ii) no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (whether or not dependent on conversion or other trigger event).  Except as disclosed Section 3.2 of the Company Disclosure Schedule, there are no existing registration covenants with respect to Company Common Stock or any other securities of the Company and its Subsidiaries.

                (c)    The Company is not a party to, nor does it hold shares of Company Common Stock or Preferred Stock bound by or subject to, any voting agreement, voting trust, proxy or similar arrangement.  To the Company’s knowledge, except for the Voting Agreements, no shareholder is a party to or holds shares of Company Common Stock or Preferred Stock bound by or subject to any voting agreement, voting trust, proxy or similar arrangement.

        SECTION 3.3    Subsidiaries.  Each Subsidiary of the Company is identified on Section 3.3 of the Company Disclosure Schedule.  All the outstanding equity interests of each Subsidiary of the Company are owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company, free and clear of all Liens except as set forth on Section 3.3 of the Company Disclosure Schedule.  All of the capital stock or other equity interests of each Subsidiary of the Company has been duly authorized and is validly issued, fully paid and nonassessable and free and clear from any Liens and preemptive or other similar rights.  There are no proxies or voting agreements with respect to any shares of capital stock or other equity interests of any such Subsidiary.  Except as set forth on Section 3.3 of the Company Disclosure Schedule, there are no options, puts, calls, warrants or other rights, agreements, arrangements, restrictions or commitments of any character obligating the Company or any of its Subsidiaries to issue, sell, redeem, repurchase or exchange any shares of capital stock of or other equity interests in any of the Company’s Subsidiaries or any securities convertible into or exchangeable for any capital stock or other equity interests, or any debt securities of any of the Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other Person.  Except for the ownership of the Subsidiaries of the Company, neither the Company nor any Subsidiary of the Company, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests of, any corporation, partnership, joint venture or other entity.

        SECTION 3.4    Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Amendments, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other transactions contemplated hereby and thereby (collectively, and including the execution, delivery and performance by the Major Shareholders of the Voting Agreements, the “Contemplated Transactions”).  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of the Company is necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, obtaining the Company Shareholders’ Approval, and filing the Articles of Merger).  The Company Board has unanimously approved the Agreement, declared it to be advisable and resolved to recommend to the Company’s shareholders that they vote in favor of the adoption of the Agreement in accordance with the PBCL.  This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        SECTION 3.5    No Conflict; Required Filings and Consents.

                (a)    Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions do, or will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, violate or conflict with the Articles of Incorporation or By-Laws of the Company, the comparable organizational documents of any of its Subsidiaries or any resolution adopted by the board of directors or the shareholders of the Company or any of its Subsidiaries, (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or terminate or cancel or give to others any rights of termination, acceleration or cancellation of (with or without notice or lapse of time or both), or result in the creation of a Lien, except for Permitted Liens, on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any Company Material Contract, or (iii)  violate any valid and enforceable judgment, ruling, order, writ, injunction, decree, Permit or Laws applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or subject, except, in the case of clauses (ii) and (iii), for breaches, defaults or violations that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect.

                (b)    The execution and delivery by the Company of this Agreement do not, and the performance of this Agreement and the consummation of the Contemplated Transactions by the Company will not, require any consent of or filing with or notification to, any Governmental Entity, except (i) for applicable requirements of the Exchange Act, including the filing of the Proxy Statement (as defined in Section 5.1), (ii) the pre-merger notification requirements of the HSR Act and the expiration or termination of any applicable waiting period thereunder, and (iii) the filing of the Articles of Merger under the PBCL, except where such failure would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect.

        SECTION 3.6    SEC Filings; Financial Statements.

                (a)    The Company has timely filed all forms, reports, registration statements, schedules and other documents required to be filed by it with the SEC since September 30, 2003.  Section 3.6(a)(i) of the Company Disclosure Schedule lists and, except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) two Business Days prior to the date of this Agreement, the Company has delivered to Parent copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of the following:  (i) the Company’s Annual Reports on Form 10-K for each fiscal year of the Company beginning on or after September 30, 2003, (ii) the Company’s Quarterly Reports on Form 10-Q for each of the three fiscal quarters in each of the fiscal years of the Company referred to in clause (i), (iii) all proxy and information statements relating to the Company’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents, since the beginning of the fiscal year referred to in clause (i), (iv) the Company’s Current Reports on Form 8-K filed since the beginning of the first fiscal year referred to in clause (i), (v) all other forms, reports, registration statements and other documents filed by the Company with the SEC since the beginning of the first fiscal year in clause (i), (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Company SEC Reports,” and, to the extent available in full without redaction through EDGAR at least two Business Days prior to the date of this Agreement, the “Filed Company SEC Reports”), (vi) all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and the rules and regulations promulgated thereunder, with respect to any report referred to in clause (i) or (ii) (collectively, the “Certifications”), and (vii) all comment letters received by the Company from the Staff of the SEC since the beginning of the fiscal year referred to in clause (i) and all responses to such comment letters by or on behalf of the Company.  To the Company’s knowledge, except as disclosed in the Company SEC Reports or on Section 3.6(a)(ii) of the Company Disclosure Schedule, each director and officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since the beginning of the fiscal year referred to in clause (i) of the immediately preceding sentence.  No Subsidiary of the Company is, or since the beginning of the first fiscal year referred to in clause (i) of the second sentence of this Section 3.6(a) has been, required to file any form, report, registration statement or other document with the SEC.  As used in this Section 3.6, the term “file” or “filed” shall be broadly construed to include any manner in which a document or information is furnished, transmitted or otherwise made available to the SEC.  Each of the Company SEC Reports (i) complied in all material respects, as of their respective dates of filing with the SEC, with the requirements of the Securities Act, and the Exchange Act, as the case may be, and, to the extent then applicable, Sarbanes-Oxley, including in each case, the rules and regulations promulgated thereunder, and (ii) did not at the time they were filed and do not, as amended and supplemented, if applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                (b)    Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, the consolidated financial statements contained in the Company SEC Reports complied in all material respects, as of their respective dates of filing with the SEC, and the Company SEC Reports filed with the SEC after the date of this Agreement will comply as of their respective dates of filing with the SEC, in all material respects, with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), have been, and the Company SEC Reports filed after the date of this Agreement will be, prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q under the Exchange Act and except as may be indicated in the notes thereto, in each case to the extent not materially different from the notes to the financial statements included in the Company SEC Reports since the Company’s most recent Annual Report on Form 10-K) and fairly present, and the financial statements contained in the Company SEC Reports filed after the date of this Agreement will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated statements of operations, cash flows and changes in shareholders’ equity of the Company for the periods indicated, except in the case of unaudited quarterly financial statements that were or are subject to normal and recurring non-material year-end adjustments.

                (c)    Except for those liabilities and obligations that are (i) reflected or reserved against on the balance sheet contained in the Interim Financial Statements or the footnotes thereto, (ii) set forth in Section 3.6(c) of the Company Disclosure Schedule, or (iii) as otherwise previously disclosed by the Company to Parent as referenced in Section 3.8(b), neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent, known, unknown or otherwise), except for (A) liabilities or obligations incurred since March 31, 2006 in the ordinary course of business consistent with past practice, (B) obligations under operating leases, (C) obligations permitted to be incurred pursuant to Section 4.1, and (D) liabilities that, individually or in the aggregate, are immaterial to the financial condition or operating results of the Company and its Subsidiaries, taken as a whole.

                (d)    Set forth in Section 3.6(d) of the Company Disclosure Schedule or in the Filed Company SEC Reports is a list or description of the Company’s Off-Balance Sheet Arrangements.  As used herein, “Off-Balance Sheet Arrangements” means with respect to any Person, any securitization transaction to which that Person or its Subsidiaries is a party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which that Person or its Subsidiaries, whether or not a party to the arrangement, has, or in the future may have, (i) any obligation under a direct or indirect guarantee or similar arrangement; (ii) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; (iii) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements included in the Company’s Form 10-Q for the period ended March 31, 2006 (the “Interim Financial Statements”); or (iv) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the Interim Financial Statements or the notes thereto.

                (e)    Section 3.6(e) of the Company Disclosure Schedule contains a description of all non-audit services performed by the Company’s auditors for the Company and its

Subsidiaries since September 30, 2005 and the fees paid for such services.  All such non-audit services have been approved as required by Section 10A of the Exchange Act.

                (f)    The Company is, and since the beginning of the first fiscal year referred to in clause (i) of the second sentence of Section 3.6(a) has been, in compliance with (i) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (other than the requirement to file a supplemental listing application with respect to the 2006 Equity Plan), and (ii) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated thereunder.  The Company has previously made available to Parent and Merger Sub copies of all certificates delivered by officers and employees of the Company, including the Certifications relating to the Company’s 2005 Form 10-K.  The Certifications complied with Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of Sarbanes-Oxley, and the rules and regulations promulgated thereunder, and the statements contained in the Certifications were true and correct as of the date of the filing thereof.  The management of the Company has (i) implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure (and such controls and procedures are effective to ensure) that material information relating to the Company and its Subsidiaries is accumulated and communicated to the management of the Company, including its chief executive officer and chief financial officer, as appropriate, by others within those entities to allow timely decisions regarding required disclosure and (ii) disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to materially affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who, in each case, have a significant role in the Company’s internal controls.

                (g)    The Company and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, without limitation, that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                (h)    Since the beginning of the first fiscal year referred to in clause (i) of the second sentence of Section 3.6(a), neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

        SECTION 3.7    Absence of Certain Changes or Events.  From March 31, 2006 to the date hereof, except as set forth in Section 3.7 of the Company Disclosure Schedule, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and consistent with past practice and there has not been:

                (a)    any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of the Company or any of its Subsidiaries (whether or not covered by insurance) that constitutes a Company Material Adverse Effect;

                (b)    (i) any declaration, accrual, set aside or payment of any dividend or any other distribution in respect of any shares of capital stock of the Company or any of its Subsidiaries, other than payment of dividends owing to the holders of the Company Preferred Stock in accordance with its terms, or (ii) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock or other securities;

                (c)    any sale, issuance or grant, or authorization of the issuance of, (i) any capital stock or other security of the Company or any of its Subsidiaries (except for Company Common Stock issued upon the valid exercise of options granted under any of the Stock Plans), (ii) any option, warrant or right to acquire any capital stock or any other security of the Company or any of its Subsidiaries (except for Options or restricted stock units described in Section 3.2), or (iii) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

                (d)    any amendment or waiver of any of the rights of the Company or any of its Subsidiaries under, or acceleration of vesting under, (i) any provision of any of the Stock Plans, (ii) any provision of any contract evidencing any outstanding Option, or (iii) any restricted stock purchase agreement;

                (e)    any amendment to any organizational document of any of the Company or any of its Subsidiaries, any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction involving the Company or any of its Subsidiaries;

                (f)    any creation of any Subsidiary of the Company or any of its Subsidiaries or acquisition by the Company or any of its Subsidiaries of any equity interest or other interest in any other Person;

                (g)    any capital expenditure by the Company or any of its Subsidiaries which, when added to all other capital expenditures made on behalf of the Company or any of its Subsidiaries since the date of the Interim Financial Statements, exceeds $100,000 in the aggregate;

                (h)    any action by the Company or any of its Subsidiaries to (i) enter into, or suffer any of the assets owned or used by it to become bound by, any Company Material

Contract (as defined in Section 3.17), or (ii) amend or terminate, or waive any material right or remedy under, any Company Material Contract;

                (i)    any (i) acquisition, lease or license by the Company or any of its Subsidiaries of any material right or other material asset from any other Person, (ii) sale or other disposal or lease or license by the Company or any of its Subsidiaries of any material right or other material asset to any other Person, or (iii) waiver or relinquishment by the Company or any of its Subsidiaries of any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

                (j)    any write-off as uncollectible, or establishment of any extraordinary reserve with respect to, any material account receivable or other material debt owing to the Company or any of its Subsidiaries;

                (k)    any pledge of any assets of or sufferance of any of the assets of the Company or any of its Subsidiaries to become subject to any Lien, except for Permitted Liens and pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

                (l)    any (i) loan by the Company or any of its Subsidiaries to any Person (other than loans among the Company and its Subsidiaries), or (ii) new incurrence or new guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money, other than draws under the revolver under the Credit Facility in the ordinary course of business;

                (m)    any (i) adoption, establishment, entry into or amendment by the Company or any of its Subsidiaries of any Employee Plan or (ii) payment of any bonus or any profit sharing or similar payment to, or material increase in the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of the directors, officers or employees of the Company or any of its Subsidiaries;

                (n)    any change of the methods of accounting or accounting practices of the Company or any of its Subsidiaries in any material respect;

                (o)    any material Tax election by the Company or any of its Subsidiaries;

                (p)    any commencement or settlement of any material legal proceeding by the Company or any of its Subsidiaries; or

                (q)    any agreement or commitment to take any of the actions referred to in clauses (a) through (q) above.

        SECTION 3.8    Inventory; Rental Purchase Agreements.

                (a)    All Company inventory was ordered new or factory refurbished, purchased new or factory refurbished, or acquired in the ordinary course of business pursuant to acquisitions and consistent with the regular inventory practices of the Company.  All such inventory is of a quality usable and merchantable in the operation of the business and is in good repair and condition, ordinary wear and tear excepted, except for obsolete items which have been written off in the Company financial statements included in the Company SEC Reports or on the accounting records of the Company as of the Closing Date, as the case may be.

                (b)    The Company has provided to Parent true and correct copies of all forms of Rental Purchase Agreements utilized by the Company during the previous two (2) years (the “Rental Purchase Agreements”).  Except as previously disclosed by the Company to Parent in writing, the form of each Rental Purchase Agreement utilized by the Company currently and during the previous two (2) years of the Company is and was, as the case may be, in compliance with all Laws, except where such failure to comply would not have a Company Material Adverse Effect.  The rental purchase agreements entered into by the Company or its Subsidiaries do not differ in any material respect from the form Rental Purchase Agreements provided to Parent.

            SECTION 3.9    Litigation.  Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there are no claims, actions, suits, arbitrations, grievances, proceedings or investigations (collectively “Proceedings”) pending (including matters which are on appeal or have not been fully funded, and administrative matters that may be closed but with respect to which the applicable statute of limitations has not run) or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or rights of the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents, in their capacity as such, at law or in equity, before any Governmental Entity, including Proceedings alleging violations of the provisions of any Company Material Contract, rent-to-own statute or any other consumer protection Law, or any federal or state Laws, nor have any acts of alleged misconduct by the Company or any of its Subsidiaries been reported to the Company.  Except as disclosed in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective properties is subject to any order, judgment, injunction or decree material to the conduct of the businesses of the Company or its Subsidiaries.  The Company has furnished Parent with copies of all attorney responses to the request of the independent auditors for the Company with respect to loss contingencies in connection with the Company’s financial statements for the previous three fiscal years.

            SECTION 3.10    Employee Benefit Plans.

                (a)    Section 3.10(a) of the Company Disclosure Schedule sets forth a list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA and all other employment, compensation, consulting, bonus, stock option, restricted stock grant, stock purchase, other cash or stock-based incentive, profit sharing, savings, retirement, disability, insurance, severance, retention, change in control, deferred compensation and other compensatory plans, policies, programs, agreements or arrangements sponsored, maintained, contributed to or required to be contributed to, or entered into or made by the Company or any other entity, whether or not incorporated, that together with the Company would be deemed a “single employer” for purposes of Section 414 of the Code or Section 4001 of ERISA (an “ERISA Affiliate”) with or for the benefit of, or relating to, any current or former employee, director or other independent contractor of, or consultant to, the Company or any of its Subsidiaries and with respect to which the Company or any Subsidiary has or may have any direct or indirect liability (together, the “Employee Plans”).

                (b)    The Company has made available to Parent and Merger Sub true and complete copies of (i) all Employee Plans, together with all amendments thereto, (ii) the latest Internal Revenue Service determination letters obtained with respect to any Employee Plan intended to be qualified under Section 401(a) or 501(a) of the Code, (iii) the two most recent annual actuarial valuation reports, if any, (iv) the two most recently filed Forms 5500 together with all related schedules, if any, (v) the “summary plan description” (as defined in ERISA), if any, and all modifications thereto communicated to employees, (vi) any trust or other funding governing documents for vehicles maintained as part of any Employee Plan, and (vii) the two most recent annual and periodic accountings of related plan assets.

                (c)    Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, neither the Company or any of its Subsidiaries nor any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could result in the imposition of either a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable directly or indirectly (through an indemnification obligation or otherwise) to the Company or any of its Subsidiaries or any Employee Plan.

                (d)    All Employee Plans have been administered in accordance with their terms and in compliance in all material respects with the requirements, including, but not limited to, ERISA and the Code.  Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, no compensation paid or required to be paid under any Employee Plan is or will be subject to additional tax under Section 409A(1)(B) of the Code.  All equity compensation awards issued by the Company have been made, accounted for, reported and disclosed in accordance with applicable Law, accounting rules and stock exchange requirements.

                (e)    Except as set forth in Section 3.10(e) of the Company Disclosure Schedule, there are no pending or, to the knowledge of the Company, threatened claims, arbitrations, regulatory or other proceedings (other than routine claims for benefits), relating to any of the Employee Plans, or the assets of any trust for any Employee Plan.

                (f)    Except as set forth in Section 3.10(f) of the Company Disclosure Schedule, each Employee Plan intended to qualify under Section 401(a) of the Code, and the trusts created thereunder intended to be exempt from tax under the provisions of Section 501(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service which is currently in effect.  To the knowledge of the Company, nothing has occurred since the date of the determination letter that would adversely effect the qualification or tax exempt status of such Plan and its related trust.

                (g)    All contributions or payments required to be made or accrued before the Effective Time under the terms of any Employee Plan will have been made by the Effective Time.

                (h)    Neither the Company nor any of its Subsidiaries or any of its or their ERISA Affiliates contributes, nor within the six-year period ending on the date hereof has any of them contributed or been obligated to contribute, to any plan, program or agreement which is a

“multiemployer plan” (as defined in Section 3(37) of ERISA) or which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

                (i)    No Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for current or former employees, directors, consultants or other personnel of the Company or any of its Subsidiaries for periods extending beyond their retirement or other termination of service, other than group health plan continuation coverage mandated by applicable Law.

                (j)    No condition exists that would prevent the Company or any of its Subsidiaries from amending or terminating any Employee Plan providing health or medical benefits in respect of any active employee of the Company or any of its Subsidiaries.

                (k)    Except as set forth in Section 3.10(k) of the Company Disclosure Schedule, the consummation of the Contemplated Transactions will not, either alone or in combination with any other event, (i) entitle any current or former employee, director or officer of the Company or any of its Subsidiaries to severance pay or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or officer or (iii) require the Company to place in trust or otherwise set aside any amounts in respect of severance pay or any other payment or benefit.

                (l)    Except as set forth in Section 3.10(l) of the Company Disclosure Schedule, there are no agreements between the Company and any director, officer or employee pursuant to which the Company would be required to make a “parachute payment” (within the meaning of Section 280G(b)(2) of the Code) as a result of the consummation of the Contemplated Transactions (whether alone or in combination with a termination of employment or other event).  No payments required to be made after the date hereof, whether as a result of the consummation of the Contemplated Transactions or otherwise, will be non-deductible by reason of Section 162(m) of the Code.

            SECTION 3.11    [omitted]

            SECTION 3.12    Conduct of Business; Permits; Compliance with Laws.  Except as disclosed in Section 3.12 of the Company Disclosure Schedule, the business of the Company and each of its Subsidiaries is not being (and, since September 30, 2002, has not been) conducted (i) in default or violation of any term, condition or provision of the Articles of Incorporation or By-Laws of the Company or the comparable charter documents or by-laws of any of its Subsidiaries, (ii) to the Company’s knowledge, in default or violation of (X) any Company Material Contract or (Y) any Laws, including rules, regulations, codes, plans, agreements, contracts, injunctions, orders, rulings and charges thereunder, applicable to the Company or any of its Subsidiaries or their respective businesses and material to the business of the Company and its Subsidiaries, taken as a whole.  The permits, licenses, approvals, certifications and authorizations from any Governmental Entity (collectively, “Permits”) held by the Company and each of its Subsidiaries are in full force and effect and sufficient for all business presently conducted by the Company and its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  Except as set forth on Section 3.12 of the Company Disclosure Schedule, no event has occurred or circumstance exists that (with or without notice or lapse of time or both) (A) may constitute or result in a material violation by the Company or any of its Subsidiaries of, or a substantial failure on the part of the Company or any of its Subsidiaries to comply with, any Law, or (B) may give rise to any obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any substantial remedial action of any nature.  Neither the Company nor any of its Subsidiaries has received any claim or notice (whether written or oral) (i) from any Governmental Entity of any actual, alleged, possible or potential violation of, or failure to comply with, any Law, (ii) from any Governmental Entity of any actual, alleged, possible or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or bear all or any portion of the cost of, any remedial action of any nature, or (iii) that the Company or any of its Subsidiaries is not in compliance with, nor, is the Company or any Subsidiary of the Company not in compliance with, the terms of any such Permits or any requirements, standards and procedures of the Governmental Entity which issued them, or any limitation or proposed limitation on any Permit, except where the failure to be in compliance would not have a Company Material Adverse Effect.  The Permits currently held by the Company and its Subsidiaries constitute all of the Permits that the Company and its Subsidiaries are required to own, hold and possess and that are necessary to conduct the business presently conducted by the Company and its Subsidiaries.  Except as set forth on Section 3.12 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, none of the Permits will lapse, terminate or otherwise cease to be valid as a result of the consummation of the transactions contemplated hereby.

            SECTION 3.13    Taxes.  Except as set forth in Section 3.13 of the Company Disclosure Schedule:

                (a)    each of the Company and its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations;

                (b)    each of the Company and its Subsidiaries has timely paid all material Taxes required to be paid by it (whether or not shown due on any Tax Return);

                (c)    each of the Company and its Subsidiaries has made adequate provision in the consolidated financial statements contained in the Company SEC Reports discussed in Section 3.6(b) for all unpaid Taxes of the Company and its Subsidiaries;

                (d)    each of the Company and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and manner prescribed by Law, withheld and paid over to the proper tax authorities all amounts required to be withheld and paid over by it;

                (e)    to the Company’s knowledge, no audit, proceeding, examination or litigation or similar claim has been commenced or is presently pending or threatened with respect to any Taxes or Tax Return of the Company or any of its Subsidiaries;

                (f)    no written claim has been made by any tax authority in a jurisdiction where any of the Company or its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction;

                (g)    no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any Taxes is currently in force;

                (h)    neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of any Taxes imposed on or with respect to any individual or other person, and neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor;

                (i)    the federal income Tax Returns of the Company and its Subsidiaries have been examined by and settled with the Internal Revenue Service (or the applicable statutes of limitation have lapsed) for all years through September 30, 2002.  All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid;

                (j)    neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

                (k)    there are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Liens which arise by operation of Law with respect to current Taxes not yet due and payable;

                (l)    the Company has previously delivered or made available to Parent or Merger Sub complete and accurate copies of each of (i) all Tax Returns of the Company and each of its Subsidiaries for the prior 5 tax years; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by any tax authority relating to the United States Federal, state, local or foreign Taxes due from or with respect to the Company and its Subsidiaries and (iii) any closing agreements entered into by any of the Company and its Subsidiaries with any tax authority in each case existing on the date hereof;

                (m)    neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

                (n)    the Company has not been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company, and the IRS has not initiated or proposed any such adjustment or change in accounting method;

                (o)    the Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code within the past five years;

                (p)    the Company does not have any deferred gain or loss from a deferred intercompany transaction within the meaning of Treasury Regulation Section 1.1502-13 (or any similar provision under state, local or foreign law) or an excess loss account with respect to any stock of a Subsidiary within the meaning of Treasury Regulation Section 1.1502-19 (or any similar provision of state, local or foreign law);

                (q)    the Company has disclosed on all relevant Tax Returns any positions taken therein that could give rise to a substantial understatement of Taxes within the meaning of Section 6662 of the Code; and

                (r)    as of September 30, 2005 the net operating losses of the Company determined for federal income tax purposes, which were available, for carry forward to future tax years without restriction (other than restrictions arising out of the Contemplated Transactions) were not less than $225,194,772; and, to the knowledge of the Company, on the Closing Date such net operating losses will not be less than $190,000,000.

            SECTION 3.14    Environmental Matters.

                (a)    Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:  (a) the Company and each of its Subsidiaries is and for the past five years has been in compliance with all applicable Environmental Laws; and (b) neither the Company nor any of its Subsidiaries has received any written communication, whether from a Governmental Entity, citizens group, employee or otherwise, alleging that the Company or any of its Subsidiaries is not in such compliance, and, to the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents that are reasonably likely to prevent or interfere with such compliance in the future.

                (b)    Except as set forth in Section 3.14(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no Environmental Claim pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

                (c)    Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release or presence of any Hazardous Material which could form the basis of any Environmental Claim against the Company or any of its Subsidiaries, or to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

                (d)    Except as would not have a Company Material Adverse Effect, the Company has made available to Parent and Merger Sub true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed by the Company or any of its Subsidiaries that are in the possession of the Company or any of its Subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated, occupied or leased by the Company or any of its Subsidiaries, or regarding the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

            SECTION 3.15    Real Property; Title to Assets; Liens.

                (a)    Leased Real Property.

                        (i)    Set forth in Section 3.15(a)(i) of the Company Disclosure Schedule is a list of all Leased Real Property.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the leases relating to Leased Real Property creates a valid and subsisting leasehold interest in favor of the Company or one of its Subsidiaries, as the case may be, is a valid, binding and subsisting obligation of the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto, enforceable against the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto in accordance with its terms;

                        (ii)    except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no disputes with respect to any Real Property Lease; and neither the Company nor any other party to each Real Property Lease is in breach or default under such Real Property Lease, and no event has occurred or failed to occur and no circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any Real Property Lease;

                        (iii)    except as disclosed on Section 3.15(a)(iii) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, no consent by the landlord or any other party under the Real Property Leases is required in connection with the consummation of the transaction contemplated herein; and

                        (iv)    none of the Leased Real Property has been pledged or assigned by the Company or any of its Subsidiaries or is subject to any Liens (other than pursuant to this Agreement or Permitted Liens).

                (b)    Owned Real Property.

                        (i)    Section 3.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list and description of all real property owned by either the Company or any of its Subsidiaries (“Owned Real Property”).  Except as specified on Section 3.15(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has good and marketable fee simple title to the Owned Real Property, free and clear of any Liens, other than Permitted Liens;

                        (ii)    neither the Company nor, to the Company’s knowledge, any other Person has granted any rights, options or rights of first refusal, conditional sales or any other agreements of any kind, which are currently in effect, to purchase or otherwise acquire the

Owned Real Property or any portion thereof or interest therein, except the rights granted to Parent and Merger Sub pursuant to this Agreement; and

                        (iii)    the Owned Real Property is zoned for a classification that permits the continued use thereof in the manner currently used by the Company and its Subsidiaries, as applicable.

                (c)    Personal Property.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable fee title to, or, in the case of leased assets, has good and valid leasehold interests in, all of its other tangible and intangible assets, used or held for use in, or which are necessary to conduct, the respective business of the Company and its Subsidiaries as currently conducted, free and clear of any Liens, except Permitted Liens and Liens specified on Section 3.15(c) of the Company Disclosure Schedule.

            SECTION 3.16    Intellectual Property.  All Trademark registrations, Trademark applications, and any other material Trademarks (including domain names) are identified in Section 3.16 of the Company Disclosure Schedule, and such Trademarks are valid and enforceable and have not been abandoned.  All Copyright registrations, Copyright applications, and any other material Copyrights or Software (other than contracts, agreements, licenses or arrangements granting rights to use readily available commercial Software having an acquisition price of less than $100,000 per contract, agreements, license or arrangement) are identified in Section 3.16 of the Company Disclosure Schedule, and such Copyrights are valid and enforceable.  All issued Patents and pending applications for Patents are identified in Section 3.16 of the Company Disclosure Schedule.  Section 3.16 of the Company Disclosure Schedule identifies the owner(s) of such Trademarks, Copyrights and Patents.  Except as disclosed in Section 3.16 of the Company Disclosure Schedule: (i) the Company or its Subsidiaries are the sole and exclusive owner of all right, title and interest in or have valid and enforceable rights to use, by license or other agreements, all of the Intellectual Property Rights that are currently used in the conduct of the business of the Company and its Subsidiaries, except where the failure to own or possess such Intellectual Property Rights would not, individually or in the aggregate, have a Company Material Adverse Effect; (ii) no Proceeding has commenced, been brought or heard by or before any Governmental Entity or arbitrator or is pending or to the Company’s knowledge is or has been threatened in written or oral communication by any third Person with respect to any Intellectual Property Rights owned or used by the Company or its Subsidiaries in connection with the business of the Company and its Subsidiaries as currently conducted, including any claim or suit that alleges that any such conduct or Intellectual Property Right infringes, impairs, misappropriates, dilutes or otherwise violates the rights of others, and the Company or its Subsidiaries are not the subject of any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third Person’s  Intellectual Property Rights; (iii) none of the Company or its Subsidiaries is aware of, or has threatened or initiated, any claim or action or Proceeding against any third Person with respect to any Intellectual Property Rights, except for those claims or actions that would not, individually or in the aggregate, have a Company Material Adverse Effect; (iv) the conduct of the business of the Company and its Subsidiaries does not conflict with or infringe any Intellectual Property Rights of any third Person except those that would not, individually or in the aggregate, have a Company Material Adverse Effect; (v) there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation by another Person of any Intellectual Property owned by the Company or its Subsidiaries which would, individually or in the aggregate, have a Company Material Adverse Effect; (vi) the Company or its Subsidiaries have secured valid written assignments from all Persons (including, without limitation, consultant and employees) who contributed to the creation or development of Intellectual Property Rights created or developed for use by the Company or its Subsidiaries that the Company or its Subsidiaries do not already own by operation of law; and (vii) the Company or its Subsidiaries have taken all necessary and reasonable steps to protect and preserve, in all material respects, the confidentiality and integrity of all trade secrets, know-how, source codes, databases, confidential and proprietary information, and similar Intellectual Property Rights owned or used in the conduct of the business of the Company or its Subsidiaries and all use, disclosure or appropriation thereof by or to any third Person has been pursuant to the terms of a written agreement between such third Person and the Company or its Subsidiaries.

            SECTION 3.17    Material Contracts.

                (a)    Section 3.17 of the Company Disclosure Schedule sets forth a list of all Company Material Contracts.  “Company Material Contracts” shall mean all written or oral agreements or arrangements to which the Company or any of its Subsidiaries is a party to or bound by and that constitute:

                        (i)    any “material contract” (as defined in Item 601(b) (10) of Regulation S-K of the SEC);

                        (ii)    any contract or agreement for the purchase of materials or personal property from any supplier or for the furnishing of services to the Company or any of its Subsidiaries that involves future aggregate annual payments by the Company or any of its Subsidiaries of $100,000 or more;

                        (iii)    any contract or agreement for the sale, license or lease (as lessor) by the Company or any of its Subsidiaries of services, materials, products, supplies or other assets, owned or leased by the Company or any of its Subsidiaries, that involves future aggregate annual payments to the Company or any of its Subsidiaries of $100,000 or more;

                        (iv)    any non-competition agreement, profit-sharing agreement or any other agreement or obligation which purports to restrict the conduct of any businesses by the Company or any of its affiliates, or the ability of the Company to operate in any geographic area;

                        (v)    any contract or plans, including any employment, compensation, non-competition, non-solicitation, incentive, retirement, loan or severance arrangements, with any current or (to the extent there are continuing obligations thereunder binding upon the Company or any Subsidiary of the Company) former stockholder, director, officer or employee of the Company or any Subsidiary of the Company;

                        (vi)    any agreement, joint venture, product development, research and development or limited partnership agreements or arrangements involving a sharing of profits, losses, costs or liabilities by the Company or any Subsidiary of the Company with any other Person;

                        (vii)    mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing or guarantee of money or extension of credit in any case in excess of $100,000;

                        (viiii)    any standby letter of credit, performance or payment bond, guarantee arrangement or surety bond of any nature involving amounts in excess of $100,000;

                        (ix)    other contracts not in the ordinary course of business involving annual payments made to or by the Company in excess of $100,000;

                        (x)    any contract for the sale of any of the assets of the Company or any Subsidiary (whether by merger, sale of stock, sale of assets or otherwise) or for the grant to any Person of any preferential rights to purchase any of its assets (whether by merger, sale of stock, sale of assets or otherwise), in each case, for consideration in excess of $100,000 individually, or $500,000 in the aggregate;

                        (xi)    any contract relating to the ownership, management or control of any Person in which the Company or a Subsidiary owns any equity interest other than direct and indirect wholly owned Subsidiaries of the Company or another Subsidiary of the Company;

                        (xii)    any contract pursuant to which the Contemplated Transactions would amend or modify such contract, or would trigger the payment of revenues or fees to the counterparty of such contract;

                        (xiii)    any contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities, except for contracts evidencing Company options;

                        (xiv)    any contract imposing any confidentiality obligation on the Company or any of its Subsidiaries or containing “standstill” or similar provisions;

                        (xv)    (A) to which any Governmental Entity is a party or under which any Governmental Entity has a right or obligation, or (B) directly or indirectly benefiting any Governmental Entity (including any subcontract or other contract between the Company or any of its Subsidiaries and any contractor or subcontractor to any Governmental Entity);

                        (xvi)    requiring that the Company or any of its Subsidiaries give any notice or provide any information to any Person prior to considering or upon accepting any Company Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Company Acquisition Proposal or similar transaction;

                        (xvii)    any contract, agreement or arrangement to allocate, share or otherwise indemnify for Taxes; or

                        (xviii)    any contract, agreement, license or arrangement (i) granting or obtaining any right to use any Intellectual Property Rights (other than contracts, agreements, licenses or arrangements granting rights to use readily available commercial Software having an acquisition price of less than $100,000 per contract, agreements, license or arrangement); (ii) restricting the Company’s right, or permitting third Persons to use, any material Intellectual Property Rights; or (iii) setting forth the terms of co-existence pertaining to any Intellectual Property Rights.

                (b)    (i) Each Company Material Contract is legal, valid and binding on the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company or one of its Subsidiaries, as applicable, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it to date under each Company Material Contract, except where such failure to perform would not result in a Company Material Adverse Effect; and (iii) neither the Company nor any of its Subsidiaries, as applicable, nor, to the knowledge of the Company, any other party thereto, has violated or defaulted in any material respect or terminated, nor has the Company or any of its Subsidiaries, as applicable, nor, to the knowledge of the Company, any other party thereto, given or received notice of, any material violation or default or any termination under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation, default or termination under) any Company Material Contract.  The Company has provided, or made available, to Parent and Merger Sub true and correct copies of each of the Company Material Contracts.

            SECTION 3.18    Insurance.  The Company and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company that are customary for companies of similar size and financial condition.  All such policies are in full force and effect, all premiums due thereon have been paid and the Company and its Subsidiaries have complied with the provisions of such policies.  Neither the Company nor any of its Subsidiaries has been advised of any defense to coverage in connection with any material claim to coverage asserted or noticed by the Company or its Subsidiaries under or in connection with any of their extant insurance policies.  Neither the Company nor any of its Subsidiaries has received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering either the Company or any of its Subsidiaries that there will be a cancellation or nonrenewal of existing policies or binders, or that alteration of any equipment or any improvements to real estate occupied by or leased to or by the Company or any of its Subsidiaries, purchase of additional equipment or material modification of any of the methods of doing business, will be required.  Such insurance policies provide full and adequate coverage for all normal risks incident to the Company.

            SECTION 3.19    Collective Bargaining; Labor Disputes; Compliance.  None of the Company or its Subsidiaries has been, or is now, a party to any collective bargaining agreement or other labor contract and (a) to the knowledge of the Company there is no unionization or organizational activity relating to the employees of, or affecting, the Company; and (b) to the knowledge of the Company there is not threatened any strike, slowdown, picketing, work stoppage, work slowdown or employee grievance process involving the Company or any of its Subsidiaries.  No application or petition for an election of or for certification of a collective bargaining agent is pending and no grievance, unfair labor practice charge or arbitration proceeding exists.  There is no lockout of any employees by the Company or its Subsidiaries, and no such action is contemplated by the Company or any of its Subsidiaries.  Except as set forth in Section 3.19 of the Company Disclosure Schedule, there has been no charge of discrimination filed or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries with the EEOC or similar Governmental Entity.  The Company is in material compliance with all federal and state Laws respecting employment, including, but not limited to, gender, race, disability, national origin or age discrimination, child labor, equal pay, the Occupational Safety and Health Act of 1970, as amended, the Family and Medical Leave Act of 1993, as amended, the Immigration and Nationality Act, the Worker Adjustment and Retraining Notification Act of 1988 and federal and state Laws regarding wages and hours.

            SECTION 3.20    Transactions with Affiliates.  Except with respect to the rights as a shareholder, rights under the Stock Plans, rights under Options granted to such persons or as disclosed in the Filed Company SEC Reports, Section 3.20 of the Company Disclosure Schedule lists all transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company’s affiliates (other than wholly-owned subsidiaries of the Company), on the other hand (an “Affiliate Transaction”).  Any Affiliate Transaction at the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company or any of its Subsidiaries in a similar transaction with an unaffiliated third party.

            SECTION 3.21    Brokers.  Except for Citigroup Global Markets, Inc. and Merriman Curhan Ford & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

            SECTION 3.22    Board Action.  The Company Board, at a meeting duly called and held, at which all of the directors were present, duly and unanimously:  (i) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger; (ii) resolved to recommend that this Agreement and the transactions contemplated hereby, including the Merger, be submitted for consideration by the Company’s shareholders at the meeting of the Company’s shareholders to consider and vote upon the Merger Agreement (the “Company Shareholders’ Meeting”); (iii) resolved to recommend that the shareholders of the Company approve this Agreement and the transactions contemplated hereby, including the Merger; and (iv) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of the Company.

            SECTION 3.23    Opinion of Financial Advisor.  The Board of Directors has received the written opinion (or oral opinion to be confirmed in writing) of Merriman Curhan Ford & Co., dated August 7, 2006, to the effect that, as of such date, the Common Stock Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders.  A copy of that opinion has been delivered to Parent.

            SECTION 3.24    Control Share Acquisition.  No restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “stockholder protection,”

“interested shareholder” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any restrictive provision of the Articles of Incorporation or By-Laws of the Company or comparable organizational documents of any of its Subsidiaries is, or at the Effective Time will be, applicable to the Company, its Subsidiaries, Parent, Merger Sub, Company Common Stock, the Merger or any other of the Contemplated Transactions.

            SECTION  3.25    Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the Company’s shareholders necessary (under applicable Law or otherwise), to approve this Agreement (the “Company Shareholder Approval”).

ARTICLE IV
COVENANTS AND AGREEMENTS

            SECTION 4.1    Conduct of Business by the Company Pending the Merger.  The Company covenants and agrees on behalf of itself and its Subsidiaries that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement or as required by Law, or unless Parent and Merger Sub shall otherwise consent in writing, the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company shall not, and the Company shall not permit any of its Subsidiaries to, take any action except (i) in the ordinary course of business and in a manner consistent with past practice or (ii) as set forth in Section 4.1 of the Company Disclosure Schedule; and the Company will use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its Subsidiaries, to preserve the present relationships of the Company and its Subsidiaries with customers, clients, suppliers and other Persons with which the Company and its Subsidiaries have significant business relations and pay all applicable federal and material state, local and foreign Taxes when due and payable (other than those Taxes the payment of which the Company or one of its Subsidiaries challenges in good faith in appropriate proceedings), to operate the business of the Company and its Subsidiaries in compliance with all  Laws, and to maintain in full force and effect all Permits necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted.  Notwithstanding the foregoing, except as set forth in Section 4.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries, without the prior written consent of Parent and Merger Sub, to:

                (a)    amend or proposed to amend (i) its Articles of Incorporation or By-Laws or comparable organizational documents or (ii) any term of any outstanding security issued by the Company or any of its Subsidiaries or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization or similar transaction;

                (b)    (i) except with respect to the Company Preferred Stock in an amount in accordance with its terms, declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock or other equity or voting interests (other than dividends paid by wholly-owned Subsidiaries of the Company to the Company or another wholly-owned Subsidiary of the Company), (ii) except as set forth on Section 4.1(b) of the Company Disclosure Schedule, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity or voting interests, (iii) issue, sell, pledge, dispose of or encumber any (A) shares of its capital stock or other equity or voting interests, (B) securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire or receive, any shares of its capital stock, interests, securities or any stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Company Common Stock or (C) other securities of the Company or any of its Subsidiaries, other than (1) shares of Company Common Stock issued upon the exercise of Options outstanding on the date hereof in accordance with the Stock Plans as in effect on the date hereof, or (2) shares issuable upon conversion of the Company Preferred Stock outstanding on the date hereof, or (iv) split, combine or reclassify any of its outstanding capital stock or issue or authorize or propose the issuance of any of other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interests;

                (c)    acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the equity interests of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets, including real estate, except, with respect to clause (ii) above, purchases of equipment and supplies in the ordinary course of business consistent with past practice in an amount not to exceed $500,000;

                (d)    amend, enter into, alter, modify or terminate any Company Material Contract, or waive, release or assign any material rights or claims thereunder;

                (e)    enter into, amend or otherwise alter any lease or sublease of real property (whether as a lessor, lessee or sublessee) or change, terminate or fail to exercise any right to renew any lease or sublease of real property;

                (f)    transfer, lease, license, sell, mortgage, pledge, dispose of, encumber or subject to any Lien any property or assets or cease to operate any assets, other than sales of excess or obsolete assets in the ordinary course of business consistent with past practice;

                (g)    except as required to comply with applicable Law and except for salary increases or bonuses as described in Section 4.1(g) of the Company Disclosure Schedule, (i) adopt, enter into, terminate, amend, or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under, any Employee Plan or other arrangement for the current or future benefit or welfare of any current or former director, officer or employee, other than to the extent necessary to avoid adverse tax consequences under Section 409A of the Code and the proposed regulations and guidance thereunder, (ii) increase or enhance in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, (iii) pay any benefit not provided for under any Employee Plan as in effect on the date hereof, (iv) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Employee Plan; (v) grant or award to any director, officer or employee of stock options, restricted stock, stock appreciation rights, stock based or stock related awards, performance units, units of phantom stock or restricted stock, or any removal of existing restrictions in any Employee Plan or agreements or awards made thereunder; or (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Employee Plan;

                (h)    except for borrowing under the Company’s Credit Agreement in the ordinary course of business, consistent with past practice, (i) repurchase, prepay, incur or assume any material indebtedness, (ii) modify any material indebtedness or other liability in a manner that adversely affects the Company, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, or (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than customary travel advances to employees in compliance with Law and in accordance with past practice in an amount not to exceed $10,000 in the aggregate);

                (i)    incur any capital expenditures, or any obligations or liabilities in connection therewith;

                (j)    change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable) used by it unless required by applicable Law or GAAP;

                (k)    make any material Tax election or material change in any Tax election, amend any Tax Returns or enter into any settlement or compromise of any Tax liability of the Company or its Subsidiaries in an amount in excess of $100,000;

                (l)    (i) pay, discharge, satisfy, settle or compromise (including by judgment or consent decree) any claim, litigation or any legal proceeding (including claims, litigation and legal proceedings of shareholders and any shareholder litigation relating to this Agreement, the Merger or any other of the Contemplated Transactions or otherwise), except for any settlement or compromise involving less than $100,000, but subject to an aggregate maximum of $100,000, including all fees, costs and expenses associated therewith but excluding from such amounts any contribution from any insurance company or other parties to the litigation; (ii) waive, release, grant or transfer any right of material value other than in the ordinary course of business consistent with past practice; or (iii) commence any material legal proceeding;

                (m)    enter into any material agreement or arrangement with any of its officers, directors, employees or any “affiliate” or “associate” of any of its officers or directors (as such terms are defined in Rule 405 under the Securities Act);

                (n)    except as required by applicable Law, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its Subsidiaries;

                (o)    take any action (or omit to take any action) if such action (or omission) would, or would be reasonably likely to result in (i) any representation and warranty of the Company set forth in this Agreement that is qualified by materiality becoming untrue (as so qualified) or (ii) any such representation and warranty that is not so qualified becoming untrue in any material respect;

                (p)    enter into any agreement, arrangement or contract to allocate, share or otherwise indemnify for Taxes; or

                (q)    authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

            SECTION 4.2    No Solicitation.

                (a)    The Company shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, and shall cause its and each of its Subsidiaries’ officers, directors, employees, advisors and agents not to, directly or indirectly, (i) solicit, initiate or encourage any Company Acquisition Proposal, (ii) provide any information or data to any Person relating to or in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could lead to a Company Acquisition Proposal, engage in any discussions or negotiations concerning a Company Acquisition Proposal, or otherwise take any action to facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Company Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Company Acquisition Proposal.  Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any of the Company’s Subsidiaries or any of the Company’s or the Company Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by the Company or the Company’s Subsidiaries) shall be a breach of this Section 4.2(a) by the Company.  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons (other than Parent and its affiliates) conducted heretofore with respect to any Company Acquisition Proposal.

                (b)    Nothing contained in Section 4.2(a) shall prevent the Company or the Company Board from, prior to the adoption of this Agreement by the holders of Company Common Stock, engaging in any discussions or negotiations with, or providing any information to, any Person, if and only to the extent that (i) the Company receives from such Person a Company Acquisition Proposal (which is not withdrawn), which was not solicited in violation of Section 4.2(a); (ii) the Company complies with Section 4.2(d); (iii) at least two Business Days prior to commencing discussions or providing any information or data to such Person, the Company provides Parent with written notice advising Parent that the Board of Directors of Company has received a Company Acquisition Proposal; (iv) following such two Business Days and prior to commencing discussions or providing information to such Person, the Company Board concludes in good faith (after taking into account the advice of outside legal and financial advisors) that (A) such action is required by Law to comply with the Board’s fiduciary duties, and (B) such a Company Acquisition Proposal would reasonably be expected to result in a Company Superior Proposal; (v) following such two Business Days and prior to providing any information or data to such Person, the Company Board receives from such Person an executed confidentiality agreement containing terms no less restrictive on such Person than the terms contained in the Confidentiality Agreement at the time the Company and Parent entered into such Confidentiality Agreement; and (vi) the Company provides Parent with written notice advising Parent that the Company Board has determined that such Company Acquisition Proposal would reasonably be expected to result in a Company Superior Proposal.  Any action pursuant to this Section 4.2(b) shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

                (c)    Nothing in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if the Company Board (after taking into account the advice of outside legal advisors), concludes that its failure to do so would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law.

                (d)    The Company shall promptly (and in no event later than 24 hours after receipt of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for information) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry or indication of interest that could lead to a Company Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the period prior to Closing.  The Company shall keep Parent fully informed with respect to the status of any such Company Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

                (e)    The Company agrees not to release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of Parent.  The Company also will, promptly after signing this Agreement, request each Person (other than Parent) that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible acquisition of the Company or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

ARTICLE V
ADDITIONAL AGREEMENTS

            SECTION 5.1    Proxy Statement.

                (a)    In connection with the Company Shareholders’ Meeting, the Company will, (i) as promptly as reasonably practicable after the date of this Agreement (but in any event within fifteen Business Days thereafter), prepare and file a proxy statement (together with any amendments and supplements thereto, the “Proxy Statement”) with the SEC; provided, that Parent be given a reasonable amount of time to review and comment upon the Proxy Statement (but in any event not less than three Business Days) prior to any filing with the SEC, (ii) respond, as promptly as reasonably practicable, to any comments received from the SEC with respect to such filing and will provide copies of such comments to Parent promptly upon receipt and provide copies of proposed responses to Parent, giving Parent a reasonable amount of time to review and comment upon such responses (but in any event not less than two Business Days) prior to filing such responses, (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, giving Parent a reasonable amount of time to review and comment upon such amendments or supplements (but in any event not less than two Business Days) prior to filing, (iv) use its commercially reasonable efforts to have the SEC confirm that it has no further comments on the Proxy Statement and thereafter mail to its shareholders, as promptly as reasonably practicable, the Proxy Statement, (v) to the extent required by applicable Law, as promptly as reasonably practicable, prepare, file and distribute to the Company shareholders any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholders’ Meeting, and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Proxy Statement, the Company Shareholders’ Meeting and the Merger.  Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Proxy Statement under applicable Law.  If at any time prior to the Effective Time any information relating to the Company, any of its Subsidiaries, Parent or Merger Sub, or any of their respective affiliates, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as applicable, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall, to the extent required by Law, be promptly disseminated to the Company’s shareholders.

                (b)    None of the information to be supplied by Merger Sub or Parent specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date such document is filed and on the date it is first published, sent or given to the holders of Company Common Stock, and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If, at any time prior to the Company Shareholders’ Meeting, any event with respect to either Merger Sub or Parent, or with respect to information supplied by either Merger Sub or Parent specifically for inclusion or incorporation by reference in the Proxy Statement shall occur which is required to be described in an amendment of, or supplement to, such Proxy Statement such event shall be so described by either Merger Sub or Parent, as applicable, and promptly provided to the Company.  All documents that Merger Sub or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the provisions of the Exchange Act and the rules and regulations thereunder, and each such document required to be filed with any Governmental Entity will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein.  Notwithstanding the foregoing, neither Merger Sub nor Parent makes any representation or warranty with respect to the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement.

                (c)    None of the information to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date on which each such document is first filed with the SEC and on the date it is first mailed to the holders of the Company Common Stock, and on the date of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If, at any time prior to the date of the Company Shareholders’ Meeting, any event with respect to the Company or any of its Subsidiaries, or with respect to information supplied by or on behalf of the Company specifically for inclusion in the Proxy Statement shall occur which is required to be described in an amendment of, or supplement to, the Proxy Statement, such event shall be so described by the Company, and provided in writing to Parent and Merger Sub.  All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or its Subsidiaries or other information supplied by the Company for inclusion therein, will comply as to form, in all material respects, with the provisions of the Exchange Act and the respective rules and regulations thereunder, and each such document required to be filed with any Governmental Entity will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied or to be supplied by either Merger Sub or Parent for inclusion in the Proxy Statement.

            SECTION 5.2    Meeting of Shareholders of the Company.

                (a)    The Company shall take all action necessary to duly call, give notice of, convene and hold the Company Shareholders’ Meeting for the purpose of obtaining the approval of this Agreement by the Company shareholders in accordance with applicable Law, at the earliest practicable time and in no event later than 75 days following the date hereof; provided, that such 75-day period may be extended a reasonable amount of time to the extent the delay in holding the Company Shareholders’ Meeting is attributable to the SEC or its staff commenting on the Proxy Statement, but only if the Company has complied with its obligations under Section 5.1(a).  The Company (in consultation with Parent) shall set a record date for persons entitled to notice of, and to vote at, the Company Shareholders’ Meeting.  Any solicitation of proxies from Company shareholders by or on behalf of the Company shall be in compliance with applicable Law.

                (b)    Subject to Section 5.2(c): (i) the Proxy Statement shall include a statement to the effect that the Company’s Board unanimously recommends that the Company's shareholders vote to adopt this Agreement at the Company Shareholders’ Meeting (the unanimous recommendation of the Company’s Board that the Company’s shareholders vote to adopt this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Company’s Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

                (c)    Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement at the Company Shareholders’ Meeting, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if: (i) a Company Acquisition Proposal is made to the Company and is not withdrawn; (ii) the

Company complies or has complied, as the case may be, with Section 4.2; (iii) the Company provides Parent with at least five Business Days prior notice of any meeting of the Company’s Board at which such board of directors will consider and determine whether such Company Acquisition Proposal is a Company Superior Proposal; provided, that during such five Business Day period, the Company shall provide an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Board Recommendation to the Company’s shareholders; provided, further, that any such proposed adjustment shall be at the discretion of Parent at the time; (iv) the Company’s Board determines in good faith (after taking into account the written opinion of an independent financial adviser of nationally recognized reputation) that such Company Acquisition Proposal constitutes a Company Superior Proposal; and (v) the Company’s Board determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that, in light of such Company Superior Proposal, the withdrawal or modification of the Company Board Recommendation is required in order for the Company’s Board to comply with its fiduciary obligations to the Company’s shareholders under applicable Law.  Unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall comply with its obligations under this Section 5.2 whether or not the Company Board withdraws, modifies or changes its recommendation regarding this Agreement or recommends any other offer or proposal.

            SECTION 5.3    Additional Agreements.  The Company, Merger Sub and Parent will each comply in all material respects with all applicable Laws and with all applicable rules and regulations of any Governmental Entity in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby.

            SECTION 5.4    Notification of Certain Matters.

                (a)    The Company shall give prompt notice to Parent and Merger Sub of (a) the occurrence or non-occurrence of any fact, event or circumstance whose occurrence or nonoccurrence would be likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (b) any material breach by the Company or any officer, director, employee or agent of the Company, of any covenant, condition or agreement to be complied with or satisfied by it hereunder and (c) the occurrence or non-occurrence of any fact, event or circumstance which constitutes a Company Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 5.4(a) shall not limit or otherwise affect the remedies available hereunder to Parent or Merger Sub.

                (b)    Parent and Merger Sub shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any fact, event or circumstance whose occurrence or nonoccurrence would be likely to cause any representation or warranty of Parent or Merger Sub contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (b) any material breach by Parent or Merger Sub or any officer, director, employee or agent thereof, of any covenant, condition or agreement to be complied with or satisfied by it hereunder and (c) the occurrence or non-occurrence of any fact, event or circumstance which constitutes a Company Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 5.4(b) shall not limit or otherwise affect the remedies available hereunder to the Company.

            SECTION 5.5    Confidentiality; Access to Information.

                (a)    The parties acknowledge that the Confidentiality Agreement will terminate upon the execution of this Agreement.

                (b)    Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, agrees that it shall, and shall cause its respective affiliates and each of their respective officers, directors, employees, financial advisors, consultants and agents to, hold in strict confidence all Confidential Information obtained by them from the other party.  The term “Confidential Information” includes all data and information a disclosing party provides to a receiving party, but does not include information which: (i) was or becomes generally available to the public other than as a result of a disclosure by the receiving party or its directors, officers, affiliates, associates, partners, employees, agents or advisors (collectively, “Representatives”); (ii) was or becomes available to the receiving party on a nonconfidential basis from a source other than the disclosing party or its advisors provided that, to the receiving party’s knowledge, such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of secrecy to, the disclosing party with respect to such information; or (iii) was within the receiving party’s possession prior to its being furnished to the receiving party by or on behalf of the disclosing party, provided that, to the knowledge of the receiving party, the source of such information was not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of secrecy to, the disclosing party in respect thereof.

                (c)    The receiving party hereby agrees that the Confidential Information will be kept confidential by the receiving party; provided, however, that any such Confidential Information may be disclosed by the receiving party to its Representatives who reasonably need to know such information (it being agreed that the receiving party’s Representatives shall be informed by the receiving party of the confidential nature of such information and that by receiving such information they are agreeing to be bound by this agreement).  The receiving party agrees to be responsible for any breach of this agreement by any of its Representatives.

                (d)    If a receiving party is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request and the documents and/or information requested thereby so that the disclosing party may seek an appropriate protective order and/or waive the receiving party’s compliance with the provisions of this Section 5.5.  The receiving party further agrees that if in the absence of a protective order or the receipt of a waiver hereunder the receiving party is nonetheless, upon the advice of its counsel, compelled or otherwise required by law to disclose Confidential Information, the receiving party may disclose without liability hereunder that portion of the Confidential Information which its counsel advises in writing that the receiving party is compelled to disclose; provided, however, that the receiving party shall give the disclosing party written notice of the information to be so disclosed as far in advance of its disclosure as is practicable.

                (e)    From the date hereof to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective directors, officers, directors, employees, auditors and agents to, afford the directors, officers, employees, environmental and other consultants, attorneys, accountants, financial advisors, financing sources, representatives and agents of Parent and Merger Sub reasonable access at all reasonable times to its directors, officers, employees, representatives, agents, properties, offices and other facilities and to all information systems, contracts, books and records (including Tax Returns, audit work papers and insurance policies), and shall furnish Parent and Merger Sub with all financial, operating and other data and information Parent and Merger Sub through their directors, officers, employees, consultants or agents, may reasonably request.  No information received pursuant to this Section 5.5 shall affect or be deemed to modify or update any of the representations and warranties of the Company and its Subsidiaries contained in this Agreement.

            SECTION 5.6    Public Announcements.  Parent, Merger Sub and the Company shall consult with each other before issuing, and provide each other with the opportunity to review and comment upon, any press release or other public statements or announcements with respect to the Merger and shall not issue any such press release or make any such public statement without the other parties’ consent, except as may be required by applicable Law.  The party desiring to make a public statement or disclosure shall consult with the other parties and give them the opportunity to review and comment on the proposed disclosure.  Nothing in this Section 5.6 shall prohibit subsequent disclosures that are consistent in all material respects with disclosures previously consented to pursuant to the first sentence of this Section 5.6.

            SECTION 5.7    Approval and Consents; Cooperation.

                (a)    Subject to Section 5.7(b) and Section 5.7(d), each of the Company, Parent and Merger Sub shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary or proper on their part under this Agreement and applicable Law to consummate and make effective the Merger and the Contemplated Transactions as soon as practicable.  Without limiting the foregoing, but subject to Section 5.7(b) and Section 5.7(d), (i) the parties shall prepare and file as promptly as practicable all documentation, applications, notices, petitions, filings and other documents required to be made by such parties in connection with the Merger and the Contemplated Transactions, and shall submit promptly to such third parties and Governmental Entities any additional information reasonably requested in connection therewith; (ii) the parties shall use their respective commercially reasonable efforts to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, Permits and authorizations required to be obtained (pursuant to any applicable Law, Company Material Contract or otherwise) by such party from any third party and/or any Governmental Entity in connection with the Merger or the Contemplated Transactions (including, but not limited to, those approvals, consents, orders, registrations, declarations and filings set forth in Section 3.5(b) of the Company Disclosure Schedule (collectively, the “Required Approvals”)); (iii) the parties shall use their respective commercially reasonable efforts to oppose or to lift, as the case may be, any restraint, injunction or other legal bar to the Merger; (iv) the Company shall use its commercially reasonable efforts to assist Parent and Merger Sub in obtaining (A) current title commitments for each parcel constituting or comprising the Owned Real Property, (B) legible copies of all instruments referenced in such title commitments, and (C) a current American Land Title Association survey of each parcel constituting or comprising the Owned Real Property; and (v) the Company shall use its commercially reasonable efforts to obtain from the holders of the Company Preferred Stock written acknowledgement of the amount of Preferred Stock Merger Consideration.  Subject to applicable Law, the Company, Parent and Merger Sub each shall, upon the reasonable request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and shareholders and such other matters as may reasonably be necessary in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries to any third party and/or Governmental Entity in connection with the Merger and the Contemplated Transactions.  Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.7 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

                (b)    Notwithstanding Section 5.7(a), but subject to this Section 5.7(b) and Section 5.7(d) hereof, the parties agree to use their respective reasonable best efforts to (i) obtain clearance under the HSR Act as promptly as practicable, (ii) eliminate any impediment imposed by a Governmental Entity with respect to the HSR Act or other Antitrust Laws so as to enable the parties to close the Merger and the Contemplated Transactions as promptly as practicable, and (iii) oppose, seek to lift, have vacated or terminated any Proceeding brought by any Governmental Entity arising under the HSR Act or other Antitrust Laws or any decree, order or judgment arising out of any Proceeding brought by any Governmental Entity under the HSR Act or other Antitrust Laws that would prevent the closing of the Merger and the Contemplated Transactions.  In furtherance and not in limitation of the foregoing, each of Parent, Company and Merger Sub agrees (A) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions as promptly as practicable after the date hereof, but in any event, no later than five (5) Business Days after the date of this Agreement, and to supply as promptly as practicable any additional information and documentary material that may be required or requested pursuant to the HSR Act; and (B) to respond as promptly as practicable to any inquiries or requests received from any Governmental Entity in connection with antitrust or related matters.  Each of the Company and Parent shall (x) give the other party prompt notice of the commencement or threat of commencement of any Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (y) keep the other party informed as to the status of any such Proceeding or threat, and (z) promptly inform the other party of any material communication, including concerning Antitrust Laws, to or from any Governmental Entity regarding the Merger.  Except as may be prohibited by Law or any Governmental Entity, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Proceeding under or relating to the HSR Act or any other Antitrust Law.  Without limiting the foregoing, the Company, Parent and Merger Sub shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Company,

Parent or Merger Sub, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with any Proceeding arising under the HSR Act or other Antitrust Laws related to the Merger and the Contemplated Transactions.  In exercising the foregoing right, each of the Company, Parent and Merger Sub shall act reasonably and as promptly as practicable.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any Proceeding under or relating to the HSR Act, any Antitrust Law or any other similar Proceeding, each of the Company and Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Proceeding.  None of the Company, Parent or Merger Sub shall agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry related to any Proceeding arising under the HSR Act or other Antitrust Laws related to this Agreement or the Merger unless it consults with the other parties reasonably in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate.

                (c)    At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines or assets of the Company or any of its Subsidiaries, provided that any such action is conditioned upon the consummation of the Merger.

                (d)    Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement to take any action if such action would constitute or could reasonably be expected to constitute a Detriment.

            SECTION 5.8    Director and Officer Indemnification and Insurance.

                (a)    Subject to the limitations on indemnification contained in the PBCL, the Company and, after the Effective Time, the Surviving Corporation, shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any Subsidiary, a fiduciary under any Employee Benefit Plan of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any Subsidiary of the Company as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, or matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby) (and the Surviving Corporation shall pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted under applicable Law).  The rights of each Indemnified Person under this Section 5.8 shall be in addition to any rights such Indemnified Person may have under the Articles of Incorporation or

Bylaws of the Company, or under any Pennsylvania Law or any other applicable Laws or under any agreement of such Indemnified Person with the Company or any Subsidiary of the Company.  The Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).  The Articles of Incorporation and By-Laws of the Company shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of any such individuals.

                (b)    For a period of not less than six years after the Effective Time, the Surviving Corporation shall maintain in effect the existing policy of officers’ and directors’ liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the “Existing Policy”); provided, however, that (i) the Surviving Corporation may substitute therefor policies issued by an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the covered persons than the Existing Policy and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of 200% of the annual premium currently paid by the Company under the Existing Policy.  In the event any future annual premiums for the Existing Policy (or any substitute policies) exceeds 200% of the annual premium currently paid by the Company under the Existing Policy, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to 200% of the annual premium currently paid by the Company under the Existing Policy.  This Section 5.8 shall survive the consummation of the Merger.  Notwithstanding Section 8.7, this Section 5.8 is intended to be for the benefit of and to grant third-party rights to Indemnified Parties whether or not parties to this Agreement, and each of the Indemnified Parties shall be entitled to enforce the covenants contained herein.

                (c)    If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the Indemnified Parties’ rights thereunder are adequately preserved or provided for.

            SECTION 5.9    Continuation of Employee Benefits.

                (a)    At or as soon as practicable after the Effective Time, Parent shall provide or cause to be provided to employees of the Company and its affiliates who continue employment with Parent or any of its affiliates (“Continuing Employees”) employee benefits that are not materially less favorable, in the aggregate, to the employee benefits then being provided by Parent to similarly situated employees of Parent and its affiliates.  Nothing contained herein shall preclude Parent, the Surviving Corporation or any of their Subsidiaries or affiliates from terminating the employment of any individual or from amending or terminating any employee benefit plan, program or arrangement.

                (b)    From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company and any current or former officer, director, Employee or consultant of the Company or group of such officers, directors, Employees or consultants described on Section 5.9(b)(i) of the Company Disclosure Schedule; provided, the Company and each of the Company’s employees identified in Section 5.9(b)(i) of the Company Disclosure Schedule will execute and deliver on or before the date hereof the agreements in the form attached hereto as Exhibit D (the “Amendments”).

                (c)    To the extent permitted under applicable Law, each Continuing Employee shall be given credit for all service with the Company and its Subsidiaries for purposes of determining their eligibility to participate and vesting (but not for benefit accrual purposes) in any employee benefit plan (as defined in Section 3(3) of ERISA) maintained by Parent or its Subsidiaries after the Effective Time and for determining the period of their employment under any vacation, sick leave or other paid time off plan, as well as for determining other entitlements and terms of employment affected by seniority under the employment policies of Parent and its Subsidiaries, except to the extent such credit would result in the duplication of benefits.

                (d)    To the extent of any changes in medical, dental or health plans covering Continuing Employees after the Effective Time, and to the extent permissible under such plans, Parent shall cause such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Company plan prior to the Effective Time.

            SECTION 5.10    Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the New York Stock Exchange and to terminate registration of the Company under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time of the Merger.

            SECTION 5.11    Senior Secured Notes.  The Company shall provide the notice of redemption with respect to the Senior Notes in accordance with Section 1.9.

            SECTION 5.12    Preferred Stock.  The Company shall cause the Company Preferred Stock that is outstanding at the Closing to be redeemed at the Closing in accordance with Section 1.6(b).

            SECTION 5.13    Resignation of Directors and Officers.  The Company shall obtain and deliver to Parent prior to the Closing Date (to be effective as of the Effective Time) the resignation of each officer and director of the Company and each of its Subsidiaries (in each case, in their capacities as officers and directors, and not as employees) as Parent shall specify not less than seven Business Days prior to the Closing Date.

ARTICLE VI
CONDITIONS OF MERGER

            SECTION 6.1    Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the following conditions:

                (a)    Shareholder Approval.  This Agreement shall have been duly adopted, and the Merger shall have been duly approved, by the requisite vote of the Company’s shareholders, as required by the PBCL, the Articles of Incorporation and the By-Laws.

                (b)    HSR Act.  The waiting period applicable to the consummation of the Merger under the HSR Act or any agreement by Parent and the Company with any Governmental Entity not to consummate the Merger shall have expired or been terminated.

                (c)    No Order.  No statute, rule, regulation, judgment, writ, decree, order or injunction shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any Governmental Entity that in any of the foregoing cases which is then in effect and which has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

            SECTION 6.2    Additional Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by the Company:

                (a)    Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects their agreements, covenants and obligations contained in this Agreement required to be performed on or prior to the Effective Time and Merger Sub and Parent shall have each delivered to the Company a certificate dated as of the Closing Date signed on their behalf by an executive officer of such entity to that effect.

                (b)    Representations and Warranties of Parent and Merger Sub.  Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby (it being understood that, for purposes of determining the accuracy of such representations and warranties, for purposes of this Section 6.2(b), all materiality qualifications contained in such representations and warranties shall be disregarded).  Merger Sub and Parent shall have each delivered to the Company a certificate dated as of the Closing Date signed on their behalf by an executive officer of such entity to the effect that the conditions set forth in this Section 6.2(b) have been satisfied.

            SECTION 6.3    Additional Conditions to Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, unless waived by Parent and Merger Sub:

                (a)    Performance of Obligations of the Company and its Subsidiaries.  The Company and its Subsidiaries shall have performed in all material respects their respective agreements, covenants and obligations contained in this Agreement required to be performed on or prior to the Effective Time, and the Company shall have delivered to Parent and Merger Sub a certificate dated as of the Closing Date signed on its behalf by its President or Chief Executive Officer to that effect.

                (b)    Representations and Warranties of the Company and its Subsidiaries.  (i) The representations and warranties of the Company contained in this Agreement (other than Sections 3.2 and 3.6) shall be true and correct as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, for purposes of this Section 6.3(b)(i), all “Company Material Adverse Effect” qualifications and all other materiality qualifications contained in such representations and warranties shall be disregarded); and (ii) the representations and warranties of the Company set forth in Sections 3.2 and 3.6 shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period) (it being understood that, for purposes of determining the accuracy of such representations and warranties, for purposes of this Section 6.3(b)(ii), all “Company Material Adverse Effect” qualifications and all other materiality qualifications contained in such representations and warranties shall be disregarded).  The Company shall have delivered to Parent and Merger Sub a certificate dated as of the Closing Date signed on its behalf by its President or Chief Executive Officer to the effect that the conditions set forth in this Section 6.3(b) have been satisfied.

                (c)    Consents.  The Company shall have obtained and provided to Parent and Merger Sub copies of evidence with respect to the consents of Governmental Entities and third parties listed on Section 6.3(c) of the Company Disclosure Schedule, the terms of which consents shall be reasonably satisfactory to Parent and Merger Sub.

                (d)    Suits, Actions and Proceedings.  No temporary restraining order, preliminary or permanent injunction or other order, suit, action, proceeding, claim, inquiry or investigation by any Governmental Entity or any third party shall have been issued or be pending before any court of competent jurisdiction or any other Governmental Entity prohibiting or restraining, or seeking to prohibit or restrain, or seeking material damages in connection with, the Merger or the other Contemplated Transactions which would reasonably be expected to interfere with the consummation of the Merger.

                (e)    No Material Adverse Effect.  Since the date of this Agreement, there shall have occurred no Company Material Adverse Effect.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

            SECTION 7.1    Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Company Shareholder Approval (provided, that any action taken by a party pursuant to this Article VII shall be authorized by specific resolution of the board of directors of such entity):

                (a)    by mutual written consent of the Boards of Directors of Parent, Merger Sub and the Company; or

                (b)    by any party hereto, if the Effective Time shall not have occurred on or before December 31, 2006 (the “Termination Date”); or

                (c)    by any party hereto, if a statute, rule, regulation or executive order shall have been enacted, entered or promulgated, or if a Governmental Entity shall have issued an order, decree, ruling or injunction, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or injunction shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used all reasonable best efforts to remove such injunction, order, decree or ruling; or

                (d)    by the Company, if either Parent or Merger Sub shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (ii) cannot be cured by the Termination Date; provided that the Company shall have given Parent and Merger Sub written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination; or

                (e)    by Parent and Merger Sub, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (ii) cannot be cured by the Termination Date; provided that Parent and Merger Sub shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent and Merger Sub’s intention to terminate the Agreement pursuant to this Section 7.1(e) and the basis for such termination; or

                (f)    by Parent and Merger Sub or the Company, if, at the Company Shareholders’ Meeting (including any adjournment, continuation or postponement thereof), the Company Shareholder Approval shall not be obtained; except that the right to terminate this Agreement under this Section 7.1(f) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall be attributable to the action or failure to act of the Company; or

                (g)    by Parent and Merger Sub, if the Company Board shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement (it being understood and agreed that any “stop-look-and-listen” communication by the Company Board to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act in connection with the commencement of a tender offer or exchange offer shall not be deemed to constitute a withdrawal, modification or change of its approval or recommendation), approved or recommended to the Company’s shareholders a Company Superior Proposal (in compliance with Section 5.2(c)) or resolved to do any of the foregoing; or

                (h)    by the Company, if the Company Board concludes in good faith (after taking into account the advice of its legal and financial advisors) that a Company Acquisition Proposal constitutes a Company Superior Proposal; or

                (i)    by Parent and Merger Sub (at any time prior to this Agreement’s receipt of the Company Shareholder Approval) if a Company Triggering Event shall have occurred; or

                (j)    by Parent and Merger Sub if, since the date of this Agreement, there shall have occurred any Company Material Adverse Effect, or there shall have occurred any event or circumstance that, in combination with any other events or circumstances, would constitute a Company Material Adverse Effect.

                (k)    by Parent and Merger Sub, in the event that any Governmental Entity shall require any action that constitutes or could reasonably be expected to constitute a Detriment.

            SECTION 7.2    Effect of Termination.  In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the Confidentiality Agreement and the provisions of Section 7.3, and Sections 8.2 through 8.15), without any liability on the part of any party or its directors, officers or stockholders except as set forth in Section 7.3.

            SECTION 7.3    Termination Fee Payable in Certain Circumstances.

                (a)    In the event that (i) Parent and Merger Sub terminate this Agreement pursuant to Sections 7.1(b), 7.1(e), 7.1(f) or 7.1(j), or (ii) the Company terminates this Agreement pursuant to Section 7.1(f), then the Company shall pay Parent a fee, in immediately available funds, in the amount of Parent’s and Merger Sub’s Expenses, payable within two Business Days of Parent’s delivery to the Company of receipts detailing such Expenses; provided, that such Expenses shall not exceed $4,150,000 in the aggregate.

                (b)    In the event that (i) the Company terminates this Agreement pursuant to Section 7.1(h), or (ii) Parent and Merger Sub terminate this Agreement pursuant to Sections

7.1(g) or 7.1(i), then the Company shall pay Parent a fee, in immediately available funds, in the amount of $17,500,000 (the “Company Termination Fee”), payable within two Business Days of such termination, plus Parent’s and Merger Sub’s Expenses, payable within two Business Days of Parent’s delivery to the Company of receipts detailing such Expenses.

                (c)    In the event (i) Parent and Merger Sub terminate this Agreement pursuant to Section 7.1(b) and any Person (other than Parent or any of its affiliates) shall have made a Company Acquisition Proposal, and (ii) within 12 months after such termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for a Company Acquisition Proposal, or a Company Acquisition Proposal is consummated, then the Company shall pay Parent a fee, in immediately available funds, in the amount of the Company Termination Fee, payable upon the first to occur of the events described in clause (ii) of this sentence; provided, that any amounts previously paid to Parent pursuant to Section 7.3(a) shall reduce the amount payable to Parent under this Section 7.3(c).

                (d)    Parent and Merger Sub agree that, (i) if the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall terminate this Agreement pursuant to Section 7.1(b) and all conditions set forth in Article VI (other than the condition in Section 6.1(b)) are satisfied on or prior to the Termination Date or are capable of being satisfied at the Closing; or (ii) Parent and Merger Sub shall terminate this Agreement pursuant to Section 7.1(k), then Parent shall pay the Company a fee, in immediately available funds, in the amount of the Company’s Expenses, payable within two Business Days of the Company’s delivery to Parent of receipts detailing such Expenses; provided, that such Expenses shall not exceed $4,150,000 in the aggregate.

                (e)    If any party fails to pay when due any amount payable under this Section 7.3, then (i) the non-paying party shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and enforcement by such party of its rights under this Section 7.3, and (ii) the non-paying party shall pay the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to 3% over the “prime rate” (as published in the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

                (f)    Except as set forth in Section 7.1(g) hereto, Parent’s right to terminate this Agreement and receive, as applicable, the payment of fees pursuant to this Section 7.3 shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective affiliates, stockholders, partners, members, directors, officers or agents, and upon the payment, as applicable, of fees pursuant to this Section 7.3, none of the Company and its Subsidiaries or any of their respective affiliates, stockholders, partners, members, directors, officers or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.  Except (i) as set forth in Section 7.1(g) hereof, or (ii) with respect to a termination of this Agreement by the Company pursuant to Section 7.1(d) as a result of Parent’s or Merger Sub’s failure to fund (or cause to be funded) the aggregate Merger Consideration pursuant to Article I of this Agreement and all other conditions set forth in Article VI are satisfied on or prior to the Termination Date or are capable of being satisfied at the Closing, the Company’s right to terminate this Agreement and receive, as applicable, the payment of fees pursuant to this Section 7.3 shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub and any of their respective affiliates, stockholders, partners, members, directors, officers or agents, and upon the payment, as applicable, of fees pursuant to this Section 7.3, none of Parent, Merger Sub or any of their respective affiliates, stockholders, partners, members, directors, officers or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

                (g)    Notwithstanding anything to the contrary contained in this Agreement, in the event that a party to this Agreement commits fraud or intentional breach of this Agreement, the other party shall have the right to pursue all rights and remedies to the extent available under this Agreement, at law or in equity.

ARTICLE VIII
GENERAL PROVISIONS

            SECTION 8.1    Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement shall terminate at the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement pursuant to Section 7.1, except that the agreements set forth in Article I and Section 5.8 shall survive the Effective Time indefinitely and those set forth in Sections 5.5(b), (c) and (d), 7.2, 7.3 and Article VIII shall survive termination indefinitely.

            SECTION 8.2    Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (ii) as of the date sent by facsimile with confirmation of transmission by the transmitting equipment, and (iii) on the third Business Day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

                (a)    if to Parent or Merger Sub, to:

Rent-A-Center, Inc.

5700 Tennyson Parkway, Suite 100

Plano, Texas 75024

Attention:       Mark E. Speese

Telephone:      (972) 801-1200

Facsimile:        (972) 801-1476

With a copy, which shall not serve as a notice, to:

Fulbright & Jaworski, L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas  75201
Attention:        Thomas W. Hughes, Esq.

                           James R. Griffin, Esq.

Telephone:       (214) 855-8000

Facsimile:          (214) 855-8200

                (b)    if to the Company, to:

Rent-Way, Inc.

One RentWay Place

Erie, Pennsylvania 16505

Attention:        William S. Short

Telephone:       (800) 811-6305

Facsimile:         (814) 461-5411

With a copy, which shall not serve as a notice, to:

Hodgson Russ LLP

One M&T Plaza, Suite 2000

Buffalo, New York 14203

Attention:        John J. Zak, Esq.

Paul J. Vallone, Esq.

Telephone:      (716) 856-4000

Facsimile:        (716) 849-0349

            SECTION 8.3    Expenses.  All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

            SECTION 8.4    Definitions.  For purposes of this Agreement, the term:

                    “1992 Stock Option Plan” shall have the meaning set forth in Section 3.2(a).

                    “1995 Stock Option Plan” shall have the meaning set forth in Section 3.2(a).

                    “1999 Stock Option Plan” shall have the meaning set forth in Section 3.2(a).

                    “2004 Stock Option Plan” shall have the meaning set forth in Section 3.2(a).

                    “2006 Equity Plan” shall have the meaning set forth in Section 3.2(a).

                    “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

                    “Affiliate Transaction” shall have the meaning set forth in Section 3.20.

                    “Agreement” shall have the meaning set forth in the Preamble hereto.

                    “Amendments” shall have the meaning set forth in Section 5.9(b).

                    “Antitrust Laws” shall mean the HSR Act and any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Law under any applicable jurisdictions, whether federal, state, local or foreign.

                    “Articles of Incorporation” shall mean the Articles of Incorporation of the Company, as may be amended or restated from time to time.

                    “Articles of Merger” shall have the meaning set forth in Section 1.2.

                    “Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Texas or New York are authorized or required by law to close.

                    “By-Laws” shall mean the By-Laws of the Company, as may be amended or restated from time to time.

                    “Certificates” shall have the meaning set forth in Section 1.7(b).

                    “Certifications” shall have the meaning set forth in Section 3.6(a).

                    “Cleanup” shall mean all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

                    “Closing” shall have the meaning set forth in Section 1.10.

                    “Closing Date” shall have the meaning set forth in Section 1.10.

                    “Code” shall have the meaning set forth in Section 1.7(g).

                    “Common Stock Merger Consideration” shall have the meaning set forth in Section 1.6(a)(i).

                    “Company” shall have the meaning set forth in the Preamble hereto.

                    “Company Acquisition” shall mean, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Subsidiaries as a result of which any Person

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would acquire the securities or assets described in either of clauses (ii) or (iii) below ; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of the Company and its Subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of the Company and its Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; or (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person involving 15% or more of the outstanding shares of Company Common Stock.

                    “Company Acquisition Proposal” shall mean an unsolicited, bona fide written proposal regarding a Company Acquisition.

                    “Company Board” shall have the meaning set forth in the Recitals hereto.

                    “Company Board Recommendation” shall have the meaning set forth in Section 5.2(b).

                    “Company Common Stock” shall have the meaning set forth in Section 1.6.

                    “Company Disclosure Schedule” shall have the meaning set forth in Article III.

                    “Company Material Adverse Effect” shall have the meaning set forth in Section 3.1.

                    “Company Material Contracts” shall have the meaning set forth in Section 3.17(a).

                    “Company Preferred Stock” shall mean the Series A Convertible Preferred Stock, no par value, of the Company.

                    “Company SEC Reports” shall have the meaning set forth in Section 3.6(a).

                    “Company Shareholder Approval” shall have the meaning set forth in Section 3.25.

                    “Company Shareholders’ Meeting” shall have the meaning set forth in Section 3.22.

                    “Company Superior Proposal” means a Company Acquisition Proposal which, (a) is reasonably capable of being consummated, and (b) if consummated, is on terms which the Company Board concludes in good faith (after taking into account the advice of legal and financial advisors) is more favorable to the Company’s shareholders from a financial point of view than the Merger; provided, that if financing is required to consummate the transaction contemplated by such Company Acquisition Proposal, for such Company Acquisition Proposal to constitute a Company Superior Proposal, such financing shall be on a committed basis and the terms and conditions of which shall be reasonably achievable by the party making the Company Acquisition Proposal.

                    “Company Termination Fee” shall have the meaning set forth in Section 7.3(b).

                    “Company Triggering Event” shall mean (a) a tender offer or exchange offer relating to the securities of the Company shall have been commenced and the Company shall not have sent to securityholders, within 10 Business Days after the commencement of such tender offer or exchange offer, a statement disclosing that the Board of Directors recommends rejection of such tender offer or exchange offer; (b) a Company Acquisition Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Company Acquisition Proposal within 10 Business Days after such Company Acquisition Proposal is announced; or (c) the Board of Directors fails to reaffirm, unanimously and without qualification, the Company Board Recommendation, or fails to publicly state, unanimously and without qualification, that the Merger is in the best interest of the Company’s shareholders, within 10 Business Days after Parent requests in writing that such action be taken.

                    “Confidential Information” shall have the meaning set forth in Section 5.5(b).

                    “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated June 9, 2006, by and between the Company and Parent.

                    “Contemplated Transactions” shall have the meaning set forth in Section 3.4.

                    “Continuing Employees” shall have the meaning set forth in Section 5.9(a).

                    “control”, “controlled by” or “under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract, credit arrangement or otherwise.

                    “Credit Agreement” shall mean the Credit Agreement, dated as of June 2, 2003 among the Company, the guarantors from time to time parties thereto, the lenders from time to time parties thereto, and Harris Trust and Savings Bank, as administrative agent, National City Bank of Pennsylvania, as syndication agent, and BMO Nesbit Burns, as lead manager, as amended from time to time.

                    “Detriment” shall mean (A) the required (i) disposition, transfer or holding separate of the assets or operations, (ii) discontinuance of offering of any product or service, or (iii) commitment regarding the future operations, in each case, by Parent, any of Parent’s direct or indirect Subsidiaries, and/or the Company, or any of the Company’s direct or indirect Subsidiaries, by a Governmental Entity, which, when aggregated together, has or would have the pro-forma effect of reducing or eliminating $24,000,000 or more in aggregate annual Measurement Revenue from the combined operations of the Parent, the Company and their Subsidiaries following the consummation of the Merger, or (B) any other required action by a Governmental Entity having a similar economic impact.

                    “DOJ” shall mean the U.S. Department of Justice.

                    “EDGAR” shall have the meaning set forth in Section 3.6(a).

                    "Effective Time" shall have the meaning set forth in Section 1.2.

                     “Employee Plans” shall have the meaning set forth in Section 3.10(a).

                    “Employees” shall mean all individuals employed by the Company or its Subsidiaries.

                    “Environmental Claim” shall mean any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or Release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

                    “Environmental Laws” shall mean all federal, state, local and foreign Laws and regulations relating to pollution or protection of the environment, including without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and all Laws and regulations with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

                    “ERISA” shall have the meaning set forth in Section 3.10(a).

                    “ERISA Affiliate” shall have the meaning set forth in Section 3.10(a).

                    “Exchange Act” shall have the meaning set forth in Section 2.3(b).

                    “Exchange Agent” shall have the meaning set forth in Section 1.7(a).

                    “Exchange Fund” shall have the meaning set forth in Section 1.7(a).

                    “Existing Policy” shall have the meaning set forth in Section 5.8(b).

                    “Expenses” shall mean all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the consummation of the transactions contemplated hereby.

                    “Filed Company SEC Reports” shall have the meaning set forth in Section 3.6(a).

                    “Financing” shall have the meaning set forth in Section 2.4.

                    “FTC” shall mean the U.S. Federal Trade Commission.

                    “GAAP” shall mean United States generally accepted principles and practices as in effect from time to time and applied consistently throughout the periods involved.

                    “Governmental Entity” shall have the meaning set forth in Section 2.3(b).

                    “Hazardous Materials” shall mean all substances, wastes, pollutants, contaminants, chemicals, or other materials regulated by any Environmental Law.

                    “HSR Act” shall have the meaning set forth in Section 2.3(b).

                    “Indemnified Parties” shall have the meaning set forth in Section 5.8(a).

                    “Insignificant Subsidiaries” shall mean all Subsidiaries of the Company other than Significant Subsidiaries.

                    “Intellectual Property Rights” means all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, trade names, Internet domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights of publicity, (v) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (vi) trade secrets and all confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vii) all rights in the foregoing and in other similar intangible assets, (viii) all applications and registrations for the foregoing and (ix) all rights and remedies against infringement, misappropriation, or other violation thereof with respect to the foregoing.

                    “Interim Financial Statements” shall have the meaning set forth in Section 3.6(d).

                    “knowledge of the Company” or “the Company’s knowledge” shall mean the actual knowledge, after reasonable investigation, of the individuals listed on Exhibit E to the Agreement and including matters that such individuals would reasonably be expected to know, given their positions.

                    “Laws” shall mean any federal, state, county, municipal, local or foreign statute, constitution, principle of common law, resolution ordinance, code, edict, decree, rule, regulation, permit, consent, waiver, notice, approval, registration, finding of suitability, license, judgment, order, decree, injunction or other authorization issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (or under the authority of the NYSE).

                    “Leased Real Property” shall mean the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

                    “Lien” shall have the meaning set forth in Section 2.3(a).

                    “Major Shareholders” shall have the meaning set forth in the Recitals hereto.

                    “Measurement Revenue” means, (i) the total gross revenue for the months of April 2006, May 2006 and June 2006, multiplied by (ii) 4, from any store operated by Parent, any direct or indirect Subsidiary of Parent, the Company or any direct or indirect Subsidiary of the Company which would be impacted by any of the items listed in (A)(i), (ii) or (iii) in the definition of “Detriment.”

                    “Merger” shall have the meaning set forth in the Recitals hereto.

                    “Merger Consideration” shall have the meaning set forth in Section 1.6(b).

                    “Merger Sub” shall have the meaning set forth in the Preamble hereto.

                    “Merger Sub Common Stock” shall have the meaning set forth in Section 1.6.

                    “Off-Balance Sheet Arrangements” shall have the meaning set forth in Section 3.6(d).

                    “Options” shall have the meaning set forth in Section 1.8(a).

                    “Owned Real Property” shall have the meaning set forth in Section 3.15(b)(i).

                    “Parent” shall have the meaning set forth in the Preamble hereto.

                    “Parent Disclosure Schedule” shall have the meaning set forth in Article II.

                    “PBCL” shall have the meaning set forth in the Recitals hereto.

                    “Permits” shall have the meaning set forth in Section 3.12.

                    “Permitted Liens” shall mean: (i) liens for current Taxes that are not yet due or delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been taken on the financial statements contained in the Company SEC Reports; (ii) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s or repairmen’s liens arising in the ordinary course of business with respect to amounts not yet overdue or are being contested in good faith by appropriate proceedings and for which adequate reserves have been taken on the financial statements contained in the Company SEC Reports; (iii) with respect to the Owned Real Property, minor title defects or irregularities that do not, individually or in the aggregate, materially impair the value or use of such property, the consummation of this Agreement or the operations of the Company and its Subsidiaries; (iv) as to any Leased Real Property, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which does not materially impair the value or use of such Leased Real Property; and (v) Liens securing indebtedness of the Company under the Credit Agreement or the Senior Notes.

                    “Person” shall mean any individual, partnership, association, joint venture, corporation, business, trust, joint stock company, limited liability company, special purpose vehicle, any unincorporated organization, any other entity, a “group” of such persons, as that term is defined in Rule 13d-5(b) under the Exchange Act, or a Governmental Entity.

                    “Preferred Stock Merger Consideration” shall have the meaning set forth in Section 1.6(b).

                    “Proceedings” shall have the meaning set forth in Section 3.9.

                    “Proxy Statement” shall have the meaning set forth in Section 5.1(a).

                    “Real Property Leases” shall mean the real property leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries is a party.

                    “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

                    “Required Approvals” shall have the meaning set forth in Section 5.7(a).

                    “Rental Purchase Agreements” shall have the meaning set forth in Section 3.8(b).

                    “Representatives” shall have the meaning set forth in Section 5.5(b).

                    “Sarbanes-Oxley” shall have the meaning set forth in Section 3.6(a).

                    “SEC” shall mean the United States Securities and Exchange Commission or any other Governmental Entity administering the Securities Act and the Exchange Act.

                    “Securities Act” shall have the meaning set forth in Section 2.3(b).

                    “Senior Notes” shall have the meaning set forth in Section 1.9.

                    “Significant Subsidiaries” shall have the meaning set forth in Rule 405 of the Securities Act.

                    “Stock Plans” shall have the meaning set forth in Section 1.8

                    “Subsidiary” shall mean, with respect to any Person, (a) any corporation with respect to which such Person, directly or indirectly, through one or more Subsidiaries, (i) owns more than 50% of the outstanding shares of capital stock having generally the right to vote in the election of directors or (ii) has the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors of such corporation, (b) any partnership with respect to which (i) such Person or a Subsidiary of such Person is a general partner, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof, (c) any limited liability company with respect to which (i) such Person or a Subsidiary of such Person is the sole manager or managing member, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the managers or other Person or body responsible for the governance or management thereof or (d) any other entity in which such Person has, and/or one or more of its Subsidiaries have, directly or indirectly, (i) more than a 50% ownership interest or (ii) the power to appoint or elect or direct the appointment or election of a majority of the directors or other person or body responsible for the governance or management thereof.

                    “Surviving Corporation” shall have the meaning set forth in Section 1.1.

                    “Takeover Statute” shall have the meaning set forth in Section 3.24.

                    “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information and, where applicable, profit and loss accounts and balance sheets) with respect to Taxes.

                    “Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments imposed by any United States Federal, state, or local taxing authority or by any non-U.S. taxing authority, including but not limited to, income, gross receipts, excise, property, sales, use, transfer, payroll, license, ad valorem, value added, withholding, social security, national insurance (or other similar contributions or payments) franchise, estimated, severance, stamp, and other taxes; and (ii) all interest, fines, penalties or additions attributable to or in respect of any items described in clause (i).

                    “Termination Date” shall have the meaning set forth in Section 7.1(b).

                    “Treasury Regulations” shall mean the regulations, including temporary regulations, promulgated under the Code, as the same may be amended hereafter from time to time (including corresponding provisions of succeeding regulations).

                    “Voting Agreement” shall have the meaning set forth in the Recitals hereto.

            SECTION 8.5    Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

            SECTION 8.6    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

            SECTION 8.7    Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the Disclosure Schedules and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided in Section 5.8 hereof, is not intended to confer upon any other Person any rights or remedies hereunder.

            SECTION 8.8    Assignment.  This Agreement shall not be assigned by operation of law or otherwise, except that, upon prior written notice to the Company, Parent may assign all or any of its rights hereunder to any affiliate of Parent provided that such assignment does not unnecessarily delay the consummation of the Contemplated Transactions.  No such assignment shall relieve Parent of its obligations hereunder.

            SECTION 8.9    Governing Law; Jurisdiction.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE (WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES), EXCEPT TO THE EXTENT SPECIFICALLY RELATING TO THE MERGER, IN WHICH CASE, THE LAW OF THE COMMONWEALTH OF PENNSYLVANIA SHALL APPLY.  EACH PARTY HEREBY AGREES AND CONSENTS TO BE SUBJECT TO THE JURISDICTION OF FEDERAL AND STATE COURTS LOCATED IN DELAWARE, AND ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY.  THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS.  EACH OF THE PARTIES HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

            SECTION 8.10    Amendment.  This Agreement may be amended by the parties hereto, by action taken by their respective boards of directors, at any time before the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Common Stock and Company Preferred Stock will be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

            SECTION 8.11    Waiver.  At any time before the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

            SECTION 8.12    Counterparts.  This Agreement may be executed in one or more counterparts (including via facsimile or portable document format (pdf)), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

            SECTION 8.13    Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

            SECTION 8.14    Interpretation.

                    (a)    The parties acknowledge and agree that they may pursue judicial remedies at law or equity in the event of a dispute with respect to the interpretation or construction of this Agreement.  In the event that an alternative dispute resolution procedure is provided for in any other agreement contemplated hereby, and there is a dispute with respect to the construction or interpretation of such agreement, the dispute resolution procedure provided for in such agreement shall be the procedure that shall apply with respect to the resolution of such dispute.

                    (b)    The table of contents is for convenience of reference only, does not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to an Article, Section , Exhibit or Schedule, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this

Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

                    (c)    No provision of this Agreement will be interpreted in favor of, or against, either party hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

            SECTION  8.15    Disclosure Generally.  The Parent Disclosure Schedule and Company Disclosure Schedule shall be arranged in separate sections corresponding to the numbered and lettered sections contained in Articles II and III, respectively.  The information disclosed in any numbered or lettered section of the Company Disclosure Schedule shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Articles II and III, as well as each other section of the Parent Disclosure Schedule and Company Disclosure Schedule, respectively to which the matter relates, so long as the applicability of such matter would be manifestly evident on the face of such disclosure, without reference to attachments or underlying documentation.

            SECTION 8.16    Specific Performance.  Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other party hereto irreparable harm.  Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other party hereto shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance.

[SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, each of the Company, Merger Sub and Parent has caused this Agreement to be duly executed and delivered by its respective duly authorized officer, all as of the date first above written.

RENT-WAY, INC.

By:______________________________________

Name:

Title:

RENT-A CENTER, INC.

By:______________________________________

Name:

Title:

VISION ACQUISITION CORP.

By:______________________________________

Name:

Title: